SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 19, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT  •  RAPPORT FINANCIER  •  FINANZBERICHT

Novartis delivers strong financial results and four major approvals in second quarter of 2011

•	Novartis achieved 19% sales growth in constant currencies and excellent operating leverage in the second quarter

o	Net sales grew 27% (+19% in constant currencies, or cc) to USD 14.9 billion; first half up 21% (+16% cc) to USD 28.9 billion

o	Core operating income rose 29% (+30% cc) to USD 4.2 billion; core margin up 0.4 percentage points (+2.6 percentage points cc)

o	Core EPS increased 23% (+25% cc) to USD 1.48

o	Free cash flow grew 39% to USD 3.3 billion

o	Shareholder returns and a sound capital structure remain a priority; limit on dividend payments to 35-60% of net income lifted

•	Healthcare portfolio and portfolio rejuvenation strengthen foundation for future growth

o	Diversified healthcare portfolio generated sales and profit growth ahead of market with strong contributions from Alcon, Sandoz and Consumer Health

o	Recently launched products grew 46% over previous-year quarter to USD 3.8 billion

o	Best-in-class Gilenya launch with USD 138 million in first half sales

•	Commitment to innovation results in four major approvals and two major filings

o	FDA approved Afinitor for advanced pancreatic neuroendocrine tumors and Arcapta Neohaler for chronic obstructive pulmonary disease

o	EU granted approval for Lucentis in retinal vein occlusion and for hypertension medicine Rasilamlo

o	Janus kinase inhibitor INC424 was filed for myelofibrosis in Europe; FDA accepted application to expand Menveo indication to toddlers and infants as young as 2 months

Key figures
	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 915	11 716	27	19	28 942	23 847	21	16
Operating income	3 322	2 961	12	15	6 730	6 472	4	7
Net income	2 726	2 437	12	17	5 547	5 385	3	7
EPS (USD)	1.13	1.06	7	12	2.33	2.34	0	3
Free cash flow	3 297	2 368	39		4 919	5 271	-7
Core1
Operating income	4 235	3 276	29	30	8 247	7 141	15	17
Net income	3 564	2 771	29	31	6 940	6 080	14	16
EPS (USD)	1.48	1.20	23	25	2.88	2.65	9	11

1 See page 44 for further information and definition of core results
All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, July 19, 2011 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Excellent execution behind a sound strategy resulted in another successful quarter for Novartis. We achieved strong sales growth of 19% in constant currencies and margin improvement of 0.4 percentage points in US dollars. We further demonstrated the success of our R&D strategy with four major approvals and two filings in the second quarter. Our diversified healthcare portfolio, focused on high growth segments, is enabling us to generate superior results.”

GROUP REVIEW

Second quarter
Net sales rose 27% (+19% cc) to USD 14.9 billion. Currency benefited sales by 8% as the US dollar weakened against most currencies. Recently launched products grew 46% over the previous-year quarter, contributing USD 3.8 billion to total net sales for the Group.

Pharmaceuticals net sales grew 10% (+2% cc) to USD 8.3 billion, driven by 8 percentage points of volume growth, partly offset by a negative pricing impact of 1 percentage points and the negative impact of generic entries and product divestments of 5 percentage points. Recently launched products contributed USD 2.3 billion or 28% of Pharmaceuticals sales, an increase of 34% in constant currencies over the second quarter of 2010. Alcon contributed USD 2.6 billion of net sales in the second quarter. On a pro forma basis, Alcon grew 12% (+6% cc), with robust growth across geographies and products. Sandoz had an excellent quarter with net sales up 25% (+16% cc) to USD 2.5 billion, driven by 26 percentage points of volume growth, partly offset by a negative pricing impact of 13 percentage points. Vaccines & Diagnostics declined 47% (-50% cc) due to A(H1N1) pandemic flu vaccine sales of approximately USD 200 million in the second quarter of 2010; excluding this, sales declined due to timing of product shipments to key customers. The two Consumer Health businesses, OTC and Animal Health, together grew 5% in constant currencies. OTC’s strong growth ahead of market was driven by US, Canada and Germany as well as double-digit net sales growth in key emerging markets. Animal Health achieved strong performance in Europe and emerging markets, which offset increasing competition in the US Companion Animal Business compared to last year.

Operating income was up 12% (+15% cc). Currency had a negative impact of 3%, as the benefit of a weaker dollar against most currencies was offset by an exceptionally strong Swiss franc. Exceptional items in operating income in the second quarter of 2011 include a divestment gain of USD 324 million on the sale of Elidel®, offset by impairment charges in Vaccines & Diagnostics (USD 62 million) and Pharmaceuticals (USD 107 million), provisions for legal cases in Sandoz (USD 150 million), restructuring and impairment charges relating to the streamlining of our manufacturing network (USD 44 million) and Alcon integration costs (USD 80 million).

Core operating income, which excludes exceptional items and amortization of intangible assets, increased 29% (+30% cc). We generated excellent operating leverage in the quarter with core operating income margin increasing by 2.6 percentage points in constant currencies. Currency reduced the core operating margin by 2.2 percentage points, resulting in a net increase of 0.4 percentage points to 28.4%. Pharmaceuticals grew core operating income by 6% in constant currencies on good cost management; Alcon contributed USD 947 million to core operating income, growing 12% (+8% cc) on a pro forma basis; Sandoz was up by 49% in constant currencies; and Consumer Health was up by 9% in constant currencies. Vaccines & Diagnostics reported a loss from the absence of A(H1N1) pandemic flu vaccine revenues and continued investment in the meningococcal disease and early vaccines portfolio.

Net income increased 12% (+17% cc) on strong operating income growth, benefiting from an improved tax rate of 16.0% (17.6% in the previous-year period), partially offset by lower income from associated companies. Core net income grew 29% (+31% cc). EPS advanced 7% (+12% cc) and core EPS was up by 23% (+25% cc) at a lower rate than net income as a result of the Alcon related share increase.

Free cash flow of USD 3.3 billion was 39% higher than in the previous year, primarily due to higher operating income, cash inflow for the Elidel® divestment (USD 420 million) and improved working capital.

First half
Net sales rose 21% (+16% cc) to USD 28.9 billion. Currency had a positive impact of 5 percentage points as the US dollar weakened against most currencies. Recently launched products grew 47% over the first half of 2010, contributing USD 7.1 billion to total net sales for the Group.

Pharmaceuticals net sales grew 8% (+3% cc) to USD 16.0 billion, driven by 8 percentage points of volume growth, partly offset by a negative pricing impact of 1 percentage points and the negative impact of generic entries and product divestments of 4 percentage points. Recently launched products contributed 27% of Pharmaceuticals sales (USD 4.3 billion), compared to 21% in the same period in 2010. Alcon contributed USD 5.0 billion of net sales in the first half, growing 11% (+7% cc) on a pro forma basis, underpinned by strong growth in surgical and ophthalmic pharmaceuticals. Sandoz sales grew 22% (+17% cc) compared to the first half of 2010, driven by 25 percentage points of volume growth, led by strong performances in the US, Canada, Western Europe and emerging markets, which more than compensated for 11 percentage points of price erosion. Vaccines & Diagnostics declined 65% (-66% cc) due to 2010 A(H1N1) pandemic flu vaccine sales of USD 1.3 billion; excluding this, sales grew 6% in constant currencies driven by our meningococcal disease and influenza franchises. The two Consumer Health businesses delivered good sales growth of 13% (+8% cc) in the first half of 2011, with both OTC and Animal Health outpacing their respective markets.

Operating income advanced 4% (+7% cc), with currency movements depressing the result by 3 percentage points. Exceptional items in operating income in the first half of 2011 include divestment gains in Pharmaceuticals on the sale of ophthalmic pharmaceuticals required for approval of the Alcon merger (USD 81 million), a gain of USD 183 million resulting from a legal settlement in the Alcon Division and USD 324 million in divestment income from the sale of Elidel®. These positive items were offset by charges and provisions for legal cases (Sandoz USD 178 million), restructuring and impairment charges relating to the streamlining of our manufacturing network (USD 99 million), the impairment of financial assets in Vaccines & Diagnostics (USD 81 million), intangible asset impairment charges in Pharmaceuticals (USD 107 million) and Alcon integration costs net of a divestment gain of a lens care product (USD 71 million).

Core operating income, which excludes exceptional items and amortization of intangible assets, increased 15% (+17% cc). We generated good operating leverage in the first half with core operating income margin increasing by 0.3 percentage points in constant currencies. Currency reduced the core operating margin by 1.7 percentage points, resulting in a net decrease of 1.4 percentage points to 28.5%. Pharmaceuticals achieved core operating income growth of 7% (+8% cc) due to good cost management. Alcon contributed USD 1.8 billion to core operating income, growing 10% (+8% cc) on a pro forma basis. Vaccines & Diagnostics reported an operating loss mainly due to the absence of A(H1N1) pandemic flu vaccine revenues (USD 1.3 billion in 2010). Sandoz was up by 31% (+33% cc) and Consumer Health was up by 17% (+26% cc).

Net income grew 3% (+7% cc) on strong operating income growth, benefiting from an improved tax rate of 16.0% (from 17.0%), partially offset by lower income from associated companies. Core net income increased 14% (+16% cc). EPS was USD 2.33, broadly in line with the previous year as a result of the increased share count following the Alcon merger. Core EPS was USD 2.88, an increase of 9% (+11% cc).

Free cash flow of USD 4.9 billion was 7% lower than the previous year, primarily due to higher seasonal working capital.

Executing on innovation, growth and productivity
The Novartis growth strategy is based on providing a comprehensive set of healthcare solutions. We are the only healthcare company with leading positions in pharmaceuticals, eye care, generics, vaccines and diagnostics, over-the-counter medicines and animal health.

We expect our broad portfolio to allow us to maintain our growth momentum into the future and adapt ahead of changes to the healthcare marketplace. At the core of this strategy is our continued commitment to innovation, growth and productivity: innovation to expand and rejuvenate our portfolio and allow us to bring new healthcare solutions to patients in need; growth to enter new markets and meet the changing demands of patients around the world; and productivity to operate as efficiently as possible, freeing up resources for future investment in R&D.

Accelerating growth to provide healthcare solutions worldwide

In the second quarter, our diversified healthcare portfolio once again generated growth ahead of the market, with Alcon, Sandoz and Consumer Health delivering particularly strong performances. Benefiting from our continued investment in innovation to expand and rejuvenate our portfolio, recently launched products achieved strong volume growth in the second quarter, allowing us to absorb the effects of pricing, generic competition and divestments. Overall we achieved an underlying volume growth of 7%.

In line with our overall growth strategy, emerging markets are increasingly contributing to our business expansion. Net sales in our top six emerging markets rose 27% (+19% cc) to USD 1.5 billion in the second quarter of 2011. These six markets – Brazil, China, India, Russia, South Korea and Turkey – represented 10% of total net sales in the quarter. Reflecting our commitment to accelerating growth in dynamic new markets worldwide, we started construction on a new state-of-the-art manufacturing facility in St. Petersburg, Russia. This investment is part of a greater commitment in local infrastructure and collaborative healthcare initiatives planned in Russia over a five-year period.

Pharmaceuticals volume grew 8% in the second quarter, with significant contributions from recently launched products more than offsetting generic competition. In particular, Gilenya, launched in the US in October 2010 and in parts of the EU following approval in March 2011, is continuing its strong growth trajectory and outpacing all previous launches in multiple sclerosis with sales of USD 79 million in the second quarter. Tasigna (USD 170 million, +79% cc) also provided strong growth as a next-generation targeted therapy for chronic myeloid leukemia (CML), as studies continue to show its superiority even to Glivec in treating patients with this life-threatening blood cancer. Tasigna now represents 17% of our total CML franchise in the US, where it was launched in the third quarter of 2010. Additionally, Lucentis (USD 541 million, +27% cc) made an important contribution to Pharmaceuticals growth, as it continues to be the only approved medicine to significantly improve vision in patients with wet age-related macular degeneration (AMD). Furthermore, in the first half of 2011, two new indications were granted for Lucentis in the EU in diabetic macular edema and retinal vein occlusion.

The new Alcon Division, which now also includes the CIBA Vision contact lens and lens care business and select Novartis ophthalmic medicines, delivered robust growth in the second quarter. With the new organizational structure implemented in the second quarter, Alcon is now a fully integrated division of Novartis. Pro forma net sales rose 12% (+6% cc) to USD 2.6 billion with balanced contributions across geographies and products, fueled by the successful execution of new product launches. Sales in markets outside the US contributed strongly to overall growth with sales up 18% (+7% cc), driven by the ophthalmic pharmaceutical and surgical product categories. Sales in the top six emerging markets increased 29% (+21% cc), led by Russia, India and China. Alcon also achieved an important milestone in the second quarter for Patanol, the world's leading prescription eye drop for allergic conjunctivitis, prevailing in a US patent infringement lawsuit in the Southern District of Indiana. The US District Court’s decision will help Alcon defend its intellectual property rights ahead of Patanol’s patent expiration in 2015.

Sandoz continued its strong performance in the second quarter, achieving double-digit growth of 25% (+16% cc), driven by strong results in the US, where growth was up 48% in constant currencies, Western Europe (+19% cc) and Latin America (+18% cc). Another key driver of growth for Sandoz was our continued strength in biosimilars, with second-quarter sales up 31% in constant currencies over the previous year. Recently launched products, such as enoxaparin, gemcitabine and lansoprazole oral disintegrating tablets, also made significant contributions to overall growth.

Vaccines & Diagnostics declined 47% (-50% cc) in the second quarter due to 2010 A(H1N1) pandemic flu vaccine sales (approximately USD 200 million). Excluding this, sales declined due to delays of product shipments from one production facility, partially offset by second-quarter growth in the meningococcal disease and influenza franchises.

The Consumer Health businesses also performed well, growing 13% (+5% cc) in the second quarter versus previous year. The continued focus of OTC on priority brands delivered strong results, with several of those brands growing at a double-digit rate over the prior-year period, offsetting a sales decline from expired distribution contracts and divested brands. Animal Health grew ahead of the market outside the US in the second quarter, with strong sales of the cat and dog dewormer Milbemax in Europe and of the anti-infective Denagard in the US, China and Brazil. Strong growth in the top six emerging markets in both businesses contributed significantly to overall performance.

Investing in innovation

The foundation of our success is our ability to develop new innovative treatments. Our industry-leading commitment to R&D enables us to continually expand our pipeline, leading to sustained growth. More importantly, we expect our R&D investments to allow us to achieve breakthroughs in crucial areas of unmet patient need. In the second quarter of 2011, we made important strides in innovation, with four major approvals, two major filings and significant results for new products and indications.

Four major approvals
In Europe, Rasilamlo, our single-pill combination therapy for patients with uncontrolled high blood pressure, was granted approval. We also received EU approval for a new indication of Lucentis to treat visual impairment due to macular edema in patients suffering from retinal vein occlusion (RVO), a sudden-onset disease associated with debilitating vision loss.

In the US, the FDA granted approval for Arcapta Neohaler (indacaterol), a novel once-daily bronchodilator for chronic obstructive pulmonary disease (COPD). The FDA also approved Afinitor (everolimus) as the first new treatment in nearly three decades for patients with advanced neuroendocrine tumors of pancreatic origin, a highly aggressive cancer for which treatment options have been limited.

Additionally, indacaterol was approved in Japan under the brand name Onbrez Inhalation Capsules. Everolimus was approved in Switzerland under the name Votubia as a treatment for subependymal giant cell astrocytoma (SEGA), a benign brain tumor associated with tuberous sclerosis, and received a positive opinion from the EMA's Committee for Medicinal Products for Human Use (CHMP) for approval in Europe.

Two major filings
We filed an application in the EU for our in-licensed Janus kinase inhibitor INC424 to treat patients with myelofibrosis, a life-threatening blood cancer characterized by bone marrow failure and debilitating symptoms. In addition, the FDA accepted our application to expand the indication of our meningococcal vaccine Menveo to include infants and toddlers as young as 2 months, based on data from more than 6,000 children in this age group worldwide.

Significant pipeline news
At the American Society of Clinical Oncology (ASCO) annual meeting, Oncology showcased 140 abstracts. Highlights include a Phase III study demonstrating that extending the post-surgical duration of Glivec treatment from one to three years can significantly improve survival in patients with gastrointestinal stromal tumors. In addition, we presented data from two Phase III studies of the Janus kinase inhibitor INC424 that show promise for patients with myelofibrosis, a life-threatening blood cancer characterized by bone marrow failure and debilitating symptoms. We also presented a study of patients with chronic myeloid leukemia that shows patients on Tasigna are less likely to develop mutations than those taking Glivec.

Also in the second quarter, two Phase III studies in patients with severe gouty arthritis showed that ACZ885, currently marketed as Ilaris for the rare disease cryopyrin-associated periodic syndrome (CAPS), provides superior pain relief and reduces the risk of new attacks by up to 68% compared to the anti-inflammatory standard of care. On June 21, 2011, an FDA advisory panel voted in favor of the overall efficacy but not the overall safety of ACZ885 to treat gouty arthritis attacks in patients not obtaining adequate relief with non-steroidal anti-inflammatory drugs or colchicine. The committee members raised the potential for use in a narrower population of gouty arthritis patients, and Novartis is currently working with the FDA to identify the right patients who might benefit from this therapy.

In addition, two Phase III studies added to the growing body of evidence that indacaterol, approved in the EU under the brand name Onbrez Breezhaler, is an effective treatment for patients with chronic obstructive pulmonary disease (COPD). The studies showed that when used in conjunction with tiotropium, indacaterol produces a significantly greater improvement in lung function than tiotropium alone. Separately, a Phase III study showed that once-daily NVA237 is superior to placebo and similar to tiotropium in improving lung function in patients with moderate-to-severe COPD. This data will be used to support our first regulatory submission for NVA237, which we plan to file by the end of 2011.

In July, an interim analysis of a pivotal Phase III study showed that Afinitor in combination with exemestane significantly extended progression-free survival, or time without tumor growth, when compared to placebo plus exemestane in postmenopausal women with metastatic breast cancer whose disease has progressed, despite initial endocrine therapy. We are planning to make worldwide regulatory submissions in the second half of 2011. Additionally, a Phase III trial of Afinitor in patients with tuberous sclerosis met the primary endpoint of reducing subependymal giant cell astrocytomas (SEGAs) tumor size.

In Vaccines and Diagnostics, two pivotal studies of vaccine candidate Bexsero showed promise for protecting infants against meningococcal serogroup B, a deadly strain of meningococcal disease most dangerous for infants and young children.

Enhancing productivity to reinvest for future growth

In order to free up resources and ensure continued investment in R&D, we are focused on improving efficiency and reducing costs across the entire business. We delivered good operating leverage in the second quarter with sales growing 19% (cc), core operating income up 30% (cc) and core operating income margin improving by 2.6 percentage points (cc). On an underlying basis – excluding the impact of A(H1N1) pandemic flu vaccine from 2010 and the merger with Alcon – core operating income margin improved by 2.3 percentage points (cc). This demonstrates the progress the Group continues to make to drive productivity and improve operating performance. In the first half, underlying core operating income margin improved by 2.2 percentage points (cc).

Part of maximizing productivity is actively managing and prioritizing our portfolio. In the second quarter, we sold the global rights to manufacture, market and commercialize Elidel® to Meda for a total cash payment of USD 420 million. This agreement, as well as the discontinuation of the development program PTK796, reflects our strategy of prioritizing investments and focusing our commercialization efforts on new product launches and core brands.

We also made further progress in our efforts to optimize our manufacturing footprint. We concluded the divestment of a Sandoz site in Jena, Germany, and announced our exit from a CIBA Vision production site in Cidra, Puerto Rico. We recorded charges related to exits and inventory write-offs of USD 44 million in the second quarter of 2011, and USD 162 million cumulatively since the program began in the fourth quarter of 2010. With these steps we are reducing excess capacity and enabling the shift of strategic production to technology competence centers.

Cash flow
The sustainability of our strategy lies with the generation of cash flow that provides the resources for reinvestment and creates shareholder return. Cash flow is driven by a continued focus on the cash conversion cycle and operational cash flow improvements. Free cash flow was USD 3.3 billion for the second quarter, an increase of 39% over the previous year. For the first half free cash flow was USD 4.9 billion, 7% lower than the previous year.

Capital structure and net debt
Strong cash flows and a sound capital structure have allowed Novartis to invest in the future of its business through R&D investments and acquisitions even in turbulent times while keeping a double-A rating as a reflection of financial strength. Retaining a good balance between attractive shareholder returns, investment in the business and a sound capital structure will remain a priority in the future. To this end, the Board of Directors has decided to remove the restriction that limits the payment of dividends to 35-60% of net income.

During the quarter, Novartis completed the share repurchase program committed to at the time of the Alcon merger announcement. This program aggregated USD 5.0 billion, of which USD 1.8 billion (30 million shares) was undertaken in the second quarter.

As of June 30, 2011, net debt stood at USD 21.9 billion, with USD 6.0 billion outstanding on the commercial paper programs. This represents a net increase of USD 7.0 billion since December 31, 2010, mainly as a result of the cash used for the dividend payment (USD 5.4 billion) as well as Alcon related share repurchases and contingent value amount (USD 5.3 billion). The long-term credit rating for the company continues to be double-A (Moody’s Aa2; Standard & Poor’s AA-; Fitch AA).

2011 Group outlook
(Barring unforeseen events)
During the second quarter, the Group revised its divisional structure following the successful completion of the Alcon merger on April 8, 2011 and the majority acquisition in August 2010. All data in this release is based on the new divisional structure, published on May 18, 2011, including the outlook.

Group constant currency sales growth is expected to be around the double-digit mark, based on consolidation of Alcon for four months in 2010.

Pharmaceuticals is expected to deliver sales growth in low- to mid-single digits, with volume growth more than offsetting the impact of generic competition. Alcon sales are expected to increase at a mid- to high-single digit rate on a pro forma basis. Sandoz is expected to deliver mid- to high-single digit sales growth.

With the continuing drive to generate productivity improvements across the Group, we expect to improve constant currency core operating income margin while absorbing price cuts, generic competition and the loss of sales from the A(H1N1) pandemic flu vaccine, and while investing for the future.

During the second quarter, the dollar weakened against most currencies. As a result, if June average exchange rates prevail for the remainder of the year, we expect that the impact would be positive (+5%) on sales and negative (-3%) on operating income for the full year.

HEALTHCARE BUSINESS REVIEW

Pharmaceuticals
	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 338	7 609	10	2	16 036	14 836	8	3
Operating income	2 791	2 260	23	25	5 252	4 505	17	19
As % of net sales	33.5	29.7			32.8	30.4
Core operating income	2 699	2 560	5	6	5 241	4 910	7	8
As % of net sales	32.4	33.6			32.7	33.1

Second quarter

Net sales
Net sales grew 10% (+2% cc) to USD 8.3 billion, driven by 8 percentage points volume growth, partly offset by a negative pricing impact of 1 percentage point (mainly due to healthcare cost-containment measures) and a combined effect of generic entries and product divestments of an additional 5 percentage points. Products launched since 2007 generated USD 2.3 billion of net sales, growing 34% in constant currencies over the same period last year. These recently launched products – which include Lucentis, Exforge, Exelon Patch, Exjade, Reclast/Aclasta, Tekturna/Rasilez, Tasigna, Afinitor, Onbrez Breezhaler, Ilaris, Fanapt and Gilenya – now comprise 28% of division sales, compared to 21% in the same period last year.

Europe (USD 3.1 billion, +3% cc) particularly benefited from recently launched products, which accounted for 34% of net sales in the region. Europe maintained strong volume growth of 10 percentage points, more than offsetting a negative pricing impact of 5 percentage points and the effect of generic entries of 2 percentage points. Despite strong launches for Tasigna and Gilenya, US sales (USD 2.5 billion, -2% cc) declined versus the same period last year due to Femara and Lotrel high-strength dose generic competition, as well as the Enablex® divestment. Latin America and Canada (USD 0.8 billion, +8% cc) achieved solid growth rates. Japan’s sales (USD 0.9 billion, -2% cc) declined versus the same period last year impacted by stock-in-trade movements following wholesaler safety stocking related to the natural disaster in the first quarter of 2011. The top six emerging markets (USD 0.9 billion, +5% cc) were led by particularly strong growth in China and India.

All strategic franchises contributed to the business expansion. Oncology (USD 2.7 billion, +2% cc), the largest franchise, was underpinned by the sustained growth of Gleevec/Glivec and Tasigna (USD 1.4 billion, +10% cc), as well as Sandostatin (USD 365 million, +10% cc) and the recently launched Afinitor, which added USD 102 million (+72% cc). Femara (USD 241 million, -36% cc) was impacted by generics entry in the US. The Cardiovascular and Metabolism franchise (USD 2.1 billion, +2% cc) maintained solid momentum supported by the continued strong uptake of Galvus (USD 165 million, +65% cc). The Neuroscience and Ophthalmics franchise (USD 1.1 billion, +18% cc) saw solid growth from Lucentis (USD 541 million, +27% cc) and the recently launched Gilenya (USD 79 million), which has shown strong sales following launches in both the US and Europe.

Operating income
Operating income increased 23% (+25% cc) to USD 2.8 billion, including divestment income from Elidel® (USD 324 million), which more than offset intangible asset impairment charges (USD 107 million), mainly resulting from the discontinuation of the PTK796 development program.

Core operating income grew 5% (+6% cc) to USD 2.7 billion. In constant currency, core operating income margin improved by 1.3 percentage points due to continuing productivity efforts. Currency movements negatively impacted core margin by 2.5 percentage points resulting in core operating income margin of 32.4% of net sales. Gross margin improved by 0.2 percentage points before negative currency effects of 1.2 percentage points. R&D expenses improved by 1.0 percentage points of net sales in constant currency. Marketing & Sales and General & Administration expenses improved margin by 0.9 percentage points (cc), benefiting from ongoing productivity efforts that more than offset significant investments in new product launches. Other Income & Expense, net reduced margin by 0.8 percentage points (cc) mainly due to a fee associated with healthcare reform in the US.

First Half

Net sales
Net sales expanded 8% (+3% cc) to USD 16.0 billion driven by 8 percentage points of volume growth, partly offset by a negative pricing impact of 1 percentage point and the impact of generic entries and product divestments of an additional 4 percentage points. Recently launched products provided USD 4.3 billion of net sales, representing 27% of net sales compared to 21% in the 2010 period.

Europe remained the largest region (USD 5.9 billion, +3% cc) for Pharmaceuticals, particularly benefiting from recently launched products, which generated 33% of net sales. The US (USD 4.9 billion, flat in cc) contributed 31% of total sales for the division. Japan’s performance (USD 1.8 billion, 4% cc) improved versus prior year due to new launches. Latin America and Canada (USD 1.5 billion, +10% cc) maintained solid growth rates. The top six emerging markets (USD 1.6 billion, +5% cc) were led by double-digit growth from China and India.

Operating income
Operating income grew 17% (+19% cc) to USD 5.3 billion, including divestment income from Elidel® (USD 324 million) and ophthalmic products related to the Alcon acquisition (USD 81 million), more than offsetting impairment charges of USD 107 million.

Core operating income grew 7% (+8% cc) to USD 5.2 billion. In constant currency, core operating income margin improved by 1.6 percentage points due to continuing productivity efforts. Currency movements negatively impacted core margin by 2.0 percentage points resulting in a core operating income margin of 32.7% of net sales. The underlying gross margin improved by 0.5 percentage points (cc). Functional costs decreased by 1.9 percentage points from continuing productivity efforts despite significant investments in new product launches. Other Income & Expense, net increased by 0.8 percentage points (cc), mainly due to a fee associated with healthcare reform in the US.

Pharmaceuticals product review

All comments below focus on second quarter movements.

Cardiovascular and Metabolism
	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Hypertension medicines
Diovan	1 513	1 552	-3	-8	2 918	2 994	-3	-6
Exforge	308	227	36	26	569	431	32	26
Tekturna/Rasilez	159	103	54	45	290	192	51	46
Subtotal	1 980	1 882	5	-1	3 777	3 617	4	0
Galvus	165	90	83	65	297	166	79	68
Total strategic products	2 145	1 972	9	2	4 074	3 783	8	3
Established medicines	260	348	-25	-32	522	716	-27	-31
Total	2 405	2 320	4	-3	4 596	4 499	2	-2

Our Hypertension franchise, consisting of Diovan, Exforge and Tekturna/Rasilez, maintained its strong position in the second quarter as our portfolio continues to shift from Diovan to Exforge and Tekturna/Rasilez.

Diovan Group (USD 1.5 billion, -8% cc) worldwide sales started to decline from the anticipated entry of generic valsartan in select markets, such as Spain, Canada and Brazil. In key markets like China, LATAM as well as in Japan, we are expecting sustained Diovan performance despite loss of exclusivity in the EU and US. The Diovan Group maintained its position as the top-selling branded anti-hypertensive medication worldwide, with global market share of 13.7% of the hypertension market in YTD May 2011 (+0.3 ppts over previous year) versus 13.4% in YTD May 2010.

Exforge Group (USD 308 million, +26% cc) showed strong worldwide growth fuelled by continued prescription demand in the EU, US and other key regions, as well as ongoing Exforge HCT launches in Europe, Asia and Latin America. Exforge, a single-pill combination of Diovan (valsartan) and the calcium channel blocker amlodipine, has delivered sustained growth globally since its launch in 2007. Exforge launches are ongoing in China and Japan, two key markets with particularly high usage of calcium channel blockers. Exforge HCT, the first modern triple hypertension medication that includes a diuretic in a single pill, is now available for patients in over 35 countries with additional launches expected over 2011 and 2012.

Tekturna/Rasilez (USD 159 million, +45% cc) maintained strong growth driven by solid sales worldwide, including in the EU, US, Latin America and Japan. The Tekturna/Rasilez market share of the total anti-hypertensive market has increased 0.35 ppts to reach 1.1% (YTD May 2011).

Galvus Group (USD 165 million, +65% cc), which comprises oral treatments containing vildagliptin for type 2 diabetes, continued to deliver strong growth, driven largely by strong growth in Japan, as the two-week restriction was lifted. The single-pill combination Eucreas/Galvus (vildagliptin and metformin) contributed 68% of total sales, growing 63% in the second quarter. The Galvus Group is outgrowing Januvia® in Europe and Asia.

Oncology
	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Bcr-Abl Franchise
Gleevec/Glivec	1 203	1 075	12	4	2 279	2 107	8	3
Tasigna	170	89	91	79	323	164	97	88
Subtotal	1 373	1 164	18	10	2 602	2 271	15	9
Zometa	376	378	-1	-7	749	753	-1	-5
Femara	241	338	-29	-36	595	682	-13	-17
Sandostatin	365	312	17	10	702	622	13	9
Exjade	232	192	21	12	411	371	11	5
Afinitor	102	55	85	72	192	96	100	90
Other	39	41	-5	-24	75	90	-17	-25
Total	2 728	2 480	10	2	5 326	4 885	9	4

Our Bcr-Abl franchise, consisting of Gleevec/Glivec and Tasigna, continued to grow strongly, reaching USD 1.4 billion (+10% cc) in the second quarter

Gleevec/Glivec (USD 1.2 billion, +4% cc) continued to grow as a targeted therapy for Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML), and as a metastatic, unresectable and adjuvant (post-surgery) treatment of gastrointestinal stromal tumors (GIST).

Tasigna (USD 170 million, +79% cc) has been growing rapidly as a next-generation targeted therapy for adult patients newly diagnosed with Ph+ CML in chronic phase. We have achieved regulatory approvals for Tasigna in the first-line indication in 50 markets globally, including the US, EU, Japan and Switzerland, with additional submissions pending worldwide. Tasigna continues to grow market share in the imatinib resistant/intolerant Ph+ CML chronic phase and accelerated phase segments with approvals in over 90 countries.

Zometa (USD 376 million, -7% cc) is a leading treatment to reduce or delay skeletal-related events in patients with bone metastases from solid tumors and multiple myeloma. Sales declined in the second quarter due to new competition.

Femara (USD 241 million, -36% cc), a treatment for early stage and advanced breast cancer in postmenopausal women, experienced a decline in sales due to multiple generic entries in the US and other key markets.

Sandostatin (USD 365 million, +10% cc) continues to benefit from the increasing use of Sandostatin LAR in key markets for treatment of symptoms associated with neuroendocrine tumors. It is also approved as treatment for patients with acromegaly.

Exjade (USD 232 million, +12% cc) continues to grow at a double-digit rate. It is currently approved in more than 100 countries as the only once-daily oral therapy for transfusional iron overload.

Afinitor (USD 102 million, +72% cc), an oral inhibitor of the mTOR pathway, continued to achieve strong growth in key markets as the only approved treatment for patients with advanced renal cell carcinoma following VEGF-targeted therapy. The active ingredient, everolimus, is approved in the US for the treatment of pancreatic neuroendocrine tumors and SEGA associated with tuberous sclerosis as Afinitor, and is also approved in Switzerland for the treatment of SEGA associated with tuberous sclerosis under the trade name Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Neuroscience and Ophthalmics
	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	541	377	44	27	985	741	33	23
Exelon/Exelon Patch	264	252	5	-3	515	503	2	-2
Comtan/Stalevo	160	150	7	-1	306	291	5	0
Gilenya	79	0	nm	nm	138	0	nm	nm
Extavia	44	38	16	4	78	58	34	26
Fanapt	7	0	nm	nm	16	21	-24	-23
Other	25	46	-46	-60	62	86	-28	-39
Total strategic products	1 120	863	30	18	2 100	1 700	24	16
Established medicines	142	149	-5	-13	278	282	-1	-8
Total	1 262	1 012	25	13	2 378	1 982	20	13
nm – not meaningful

Lucentis (USD 541 million, +27% cc) continued to show strong growth as the only approved medicine to significantly improve vision in patients with wet age-related macular degeneration (AMD), for which it is established as the standard of care, and for the treatment of visual impairment due to diabetic macular edema (DME). In the second quarter, Lucentis was approved in the EU and Switzerland for the treatment of visual impairment due to macular edema secondary to retinal vein occlusion (RVO) and in Switzerland for the treatment of visual impairment due to DME. Lucentis is approved in more than 90 countries for the treatment of wet AMD, and in more than 30 countries for the treatment of visual impairment due to DME or macular edema secondary to RVO. Genentech holds the rights to Lucentis in the US.

Exelon/Exelon Patch (USD 264 million, -3% cc) combined sales were impacted by the entry of oral generic competition in the US, despite continued conversion from oral to transdermal therapy. Exelon Patch, the transdermal form of the medicine, grew 13% and generated more than 75% of total Exelon sales in the second quarter, compared to less than 65% in 2010 period. Novartis received approval for Exelon Patch in Japan in the second quarter for mild-to-moderate Alzheimer’s disease, and filed an application in the EU for Exelon Patch for the treatment of Parkinson's disease dementia (PDD). Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia in more than 80 countries, including more than 20 countries where it is also approved for PDD.

Gilenya (USD 79 million) showed continued rapid growth as an oral disease-modifying treatment for relapsing remitting and/or relapsing forms of multiple sclerosis in adult patients. With US sales driving overall growth, Gilenya is now approved in more than 40 countries with regulatory reviews pending around the world, including in Japan, Taiwan and Brazil. In the US and EU more than 13,000 patients are on the drug, with 85% on commercial product.

Extavia (USD 44 million, +4% cc), the Novartis-branded version of Betaferon®/Betaseron® (interferon beta-1b) for relapsing forms of multiple sclerosis, continued to grow in key markets. Extavia has been approved in over 30 countries since its approval in 2009. Betaferon®/Betaseron® are registered trademarks of Bayer.

Respiratory
	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Xolair	125	90	39	30	232	170	36	34
TOBI	70	72	-3	-7	141	137	3	0
Onbrez Breezhaler	26	6	nm	nm	46	8	nm	nm
Total strategic products	221	168	32	24	419	315	33	30
Established medicines	38	40	-5	-13	88	89	-1	-6
Total	259	208	25	16	507	404	25	22
nm – not meaningful

Onbrez Breezhaler (USD 26 million) demonstrated strong performance in Europe and Latin America. The drug was first approved in the EU in November 2009 as a once-daily long-acting beta-2 agonist for the maintenance bronchodilator treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD). Onbrez Breezhaler is now approved in more than 60 countries, including Turkey as of the second quarter of 2011. On July 1, 2011, we received FDA approval for a 75 mcg once-daily dose of the medicine under its US trade name, Arcapta Neohaler, and on the same day, Japanese regulatory authorities approved Onbrez Inhalation Capsules in a 150 mcg once-daily dose.

Xolair (USD 125 million, +30% cc), a biotechnology drug for severe persistent allergic asthma in Europe and for moderate-to-severe persistent allergic asthma in the US, grew strongly in Europe, major Latin American markets and Japan. Xolair is approved in more than 85 countries and a Phase III trial to support registration in China is ongoing. Launches are continuing across Europe for Xolair Liquid, a new formulation in pre-filled syringes that enables easier administration over the original lyophilized formulation. Novartis co-promotes Xolair with Genentech/Roche in the US and shares a portion of the operating income.

Integrated Hospital Care
	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun	227	217	5	-5	441	429	3	-4
Myfortic	135	108	25	19	255	208	23	19
Zortress/Certican	50	36	39	27	92	70	31	24
Ilaris	12	6	100	95	23	10	130	127
Other	93	73	27	18	179	140	28	22
Total strategic products	517	440	18	8	990	857	16	9
Established medicines	381	359	6	1	727	689	6	2
Total	898	799	12	5	1 717	1 546	11	6
nm – not meaningful

Zortress/Certican (USD 50 million, +27% cc) is an immunosuppressive medicine to prevent organ rejection in adult heart and kidney transplant recipients that is now available in more than 85 countries. It continues to generate solid growth, particularly in the US market, where it has been available since April 2010 for adult kidney transplantation under the trade name Zortress. It is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 12 million, +95% cc) is available in over 45 countries for the treatment of adults and children four years of age and older who suffer from cryopyrin-associated periodic syndrome (CAPS), a group of rare auto-inflammatory disorders. Ilaris was recently filed for the treatment of CAPS in Japan.

Alcon
Restated	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 625	516	nm	nm	5 041	1 023	nm	nm
Operating income	371	108	nm	nm	895	255	nm	nm
As % of net sales	14.1	20.9			17.8	24.9
Core operating income	947	115	nm	nm	1 787	270	nm	nm
As % of net sales	36.1	22.3			35.4	26.4
nm – not meaningful

Pro forma	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 625	2 346	12	6	5 032	4 520	11	7
Operating income	371	367	1	-8	884	673	31	26
As % of net sales	14.1	15.6			17.6	14.9
Core operating income	947	849	12	8	1 785	1 618	10	8
As % of net sales	36.1	36.2			35.5	35.8

The restated financial figures from the second quarter and first half of 2010 include only CIBA Vision and select Novartis ophthalmic products, and not Alcon. The pro forma financial figures from the 2010 periods include Alcon, CIBA Vision and select Novartis ophthalmic products. All of the following comments are based on pro forma figures.

Second quarter

Net sales
Pro forma net sales rose 12% (+6% cc) to USD 2.6 billion. Alcon’s robust sales growth was broad-based, with balanced contributions across its geographies and products, fueled by the successful execution of new product launches.

Sales in non-US markets rose 18% (+7% cc) to USD 1.6 billion with key contributions from the ophthalmic pharmaceutical and surgical product categories. Sales in the top six emerging markets increased 29% (+21% cc), led by Russia, India and China. US sales increased 4% to USD 1.0 billion, driven mainly by ophthalmic pharmaceutical products, which grew 5%, despite a weak allergy season compared to the 2010 period. US sales growth was dampened by lower than expected cataract surgery procedure volume and weakness in contact lens care.

Operating income
Pro forma operating income rose 1% (-8% cc) to USD 371 million, or 14.1% of net sales. Second quarter operating income was negatively impacted by the inclusion of intangible asset amortization charges (USD 474 million), integration costs (USD 80 million) and other costs mainly related to the optimization of our manufacturing footprint (USD 22 million).

Pro forma core operating income increased by 12% (+8% cc) to USD 947 million, or 36.1% of net sales. The increase reflects the success of Alcon’s business model specializing in eye care with a diversified portfolio of high-margin products across the major eye care categories. Core gross margin declined from 75.2% to 74.3% of net sales due mainly to unfavorable currency movements. R&D expenses improved by 0.6 percentage points of net sales primarily due to the timing of licensing activity. General & Administration expenses as a percentage of net sales remained flat. Alcon achieved operating leverage despite significant Marketing & Sales investments in emerging markets related to sales force development and promotion activity.

First half

Net sales
Pro forma net sales rose 11% (+7% cc) to USD 5.0 billion. Alcon’s strong performance was driven by the top six emerging markets, which together grew 28% (+21% cc), as well as double-digit growth in ophthalmic pharmaceutical products globally of 14% (+11% cc).

Operating income
Pro forma operating income rose 31% (+26% cc) to USD 884 million, or 17.6% of net sales. Operating income in the first half was impacted by the inclusion of exceptional income from a litigation settlement (USD 183 million), intangible asset amortization charges (USD 967 million), integration costs (USD 80 million) and other costs mainly related to the optimization of our manufacturing footprint (USD 37 million).

Pro forma core operating income increased by 10% (+8% cc) to USD 1.8 billion, or 35.5% of net sales.

Alcon product review (pro forma)

All comments below focus on second quarter movements.

Surgical
Pro forma	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	746	683	9	3	1 427	1 325	8	3
Cataract IOLs	336	311	8	1	645	603	7	3
Vitreoretinal products	131	109	20	13	252	208	21	17
Refractive/Other	50	31	61	51	93	62	50	44
Total	927	823	13	6	1 772	1 595	11	7

Global surgical sales in the second quarter were USD 927 million, marking an increase of 13% (+6% cc) over the prior-year period. Strong growth in emerging markets contributed to faster sales growth outside the US, while US growth was negatively affected by lower than expected procedural volume and the expiration of the new technology government reimbursement program for intraocular lenses. Global sales of advanced technology intraocular lenses rose 17% (+13% cc), mostly due to increased adoption by cataract surgeons of the AcrySof IQ Toric and AcrySof IQ ReSTOR+3.0 products. Sales of AcrySof IQ ReSTOR Toric intraocular lenses, which are currently only available outside the US, contributed to faster growth in advanced technology lenses in non-US markets. This positive trend toward advanced technology intraocular lens adoption is important to offset pricing pressure in the monofocal segment arising primarily from government reimbursement changes. The Constellation vitreoretinal surgical system contributed to sales growth with an increase of 54% (+44% cc) in this category. In the Refractive segment, solid growth was driven by sales of FS200 and the EX500 equipment, as well as increased market share in the US.

Ophthalmic Pharmaceuticals
Pro forma	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Glaucoma	334	287	16	9	646	559	16	11
Allergy/Otic/Nasal	266	266	0	-2	519	468	11	8
Infection/inflammation	261	213	23	18	488	412	18	16
Dry Eye/Other	207	184	12	7	400	358	12	9
Total	1 068	950	12	8	2 053	1 797	14	11

Global sales of ophthalmic pharmaceutical products increased 12% (+8% cc) to USD 1.1 billion, dampened by a weak allergy season compared to the 2010 period. Glaucoma product sales increased 16% (+9% cc) on the strong performance of combination products DuoTrav and Azarga with combined growth of 56% (+40% cc), as well as continued solid performance of Travatan and Travatan Z ophthalmic solutions. Infection/inflammation product sales rose 23% (+18% cc) led by market share gains for Nevanac ophthalmic suspension and solid performance of Durezol ophthalmic suspension. Strong results in this category also reflect the successful launches of several important products in the second quarter, including the anti-infective Moxeza ophthalmic solution in the US and formulations of Travatan and DuoTrav ophthalmic solutions without benzalkonium chloride in the EU. Strong sales of Systane and the new Systane Balance were the key contributors to growth in dry eye products.

Vision Care
Pro forma	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	440	390	13	4	852	772	10	5
Solutions/Other	190	183	4	-2	355	356	0	-5
Total	630	573	10	2	1 207	1 128	7	2

Global sales of vision care products rose 10% (+2% cc) to USD 630 million. Sales growth in contact lenses was fueled by the continued strong performance of AirOptix, which achieved double-digit growth in the second quarter and continues to lead the market in the multifocal segment. Sales of contact lenses were impacted by the discontinuation of our specialty contact lens business. Contact lens care sales grew 4% (-2% cc) on increased usage of hydrogen peroxide products more than offset by weakness in multi-purpose solutions.

Sandoz
	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 466	1 973	25	16	4 839	3 974	22	17
Operating income	283	289	-2	4	695	599	16	20
As % of net sales	11.5	14.6			14.4	15.1
Core operating income	533	364	46	49	1 067	814	31	33
As % of net sales	21.6	18.4			22.1	20.5

Second quarter

Net sales
Sandoz net sales grew strongly to USD 2.5 billion (+16% cc) versus prior year with 26 percentage points of volume expansion, more than offsetting price erosion of 13 percentage points. The transfer of Falcon from Alcon contributed 3 additional percentage points of sales growth. Performance was driven by strong sales of recently launched products, such as enoxaparin (generic Lovenox®) and gemcitabine (generic Gemzar®), strong performance in the US, Canada, France, Spain, Italy and Japan, and continued strong growth in biosimilars and injectables.

US retail generics and biosimilars (USD 849 million, +48% cc) continued its strong sales trajectory, due in part to the recent, successful first-to-market launches of enoxaparin (USD 284 million), gemcitabine and lansoprazole oral disintegrating tablets (ODT). Sandoz enoxaparin sole generic status and lansoprazole ODT co-exclusivity in the US may not extend through the second half. Falcon contributed USD 64 million.

German sales of retail generics and biosimilars (USD 339 million, -15% cc) declined compared to the strong prior-year quarter, absorbing the price impact of statutory health insurance tenders and new lower reference prices implemented in 2010, but improving versus performance in the first quarter of 2011. Western Europe retail generics and biosimilars (+19% cc) grew positively, bolstered by strong performances in Spain, France, Italy and the United Kingdom. Emerging markets growth was strong in Latin America (+18% cc). Sandoz sustained its leading global position in biosimilars (+31% cc) with good momentum based on recent launches of the oncology indications of Binocrit (epoetin alfa) and Zarzio (filgrastim), as well as continued growth in Omnitrope (human growth hormone).

Operating income
Operating income grew 4% in constant currencies to USD 283 million. The operating income margin decreased 3.1 percentage points to 11.5% of net sales as a result of a USD 150 million provision for legal cases in the US. The addition of the Falcon business contributed 0.7 percentage points to operating income margin.

Core operating income rose 49% in constant currencies to USD 533 million, resulting in an increase in core operating income margin of 5.1 percentage points (cc). Currency movements negatively impacted core operating income margin by 1.9 percentage points resulting in a net 3.2 percentage point increase to 21.6%. Gross margin increased 1.7 percentage points (cc), driven by strong sales growth, COGS productivity programs and the inclusion of the Falcon business, which more than offset price erosion. Marketing & Sales (+1.1 percentage points cc) improved due to higher productivity, while fully funding investments in growing businesses. R&D costs improved by +0.7 percentage points cc due to economies of scale and timing differences in our expenditure on development projects. General & Administration costs improved by 0.6 percentage points cc through ongoing cost-containment measures. Other Income & Expense, net improved mainly due to lower costs of litigation and provisions for legal cases, despite lower asset disposal gains compared to the prior-year quarter. The addition of the Falcon business contributed 1.5 percentage points to core operating income

First half

Net sales
Sandoz net sales grew 22% in the first half of 2011 (USD 4.8 billion, +17% cc) versus prior year, driven by strong growth in US retail generics and biosimilars (+57% cc), Western Europe (+19% cc) and emerging markets, including Latin America (+12% cc) and Central and Eastern Europe (+11% cc), as well as continued strong results from biosimilars (+32% cc). Sales volumes expanded 25 percentage points due to new product launches, and Falcon contributed 3 additional percentage points, more than compensating for price erosion of 11 percentage points.

Operating income
Operating income in the first half of 2011 grew 20% in constant currencies over the prior year to USD 695 million. The operating margin decreased by 0.7 percentage points to 14.4% of net sales as a result of price erosion and charges and provisions for legal cases in the US (USD 178 million), partly offset by productivity improvements and the addition of the Falcon business.

Core operating income rose 33% in constant currencies to USD 1.1 billion, as the core operating income margin improved by 2.8 percentage points (cc) with additional sales volume, new product launches and productivity improvements in all areas more than offsetting declining prices. Currency movements negatively impacted core operating income margin by 1.2 percentage points to 22.1%.

Vaccines & Diagnostics
	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	299	564	-47	-50	670	1 925	-65	-66
Operating loss/income	-214	-42	nm	nm	-315	797	nm	nm
As % of net sales	-71.6	-7.4			-47.0	41.4
Core operating loss/income	-89	138	nm	nm	-113	1 061	nm	nm
As % of net sales	-29.8	24.5			-16.9	55.1
nm – not meaningful

Second quarter

Net sales
Net sales were USD 299 million for the second quarter of 2011 (-50% cc) compared with USD 564 million in the 2010 period. The prior-year period included approximately USD 200 million of A(H1N1) pandemic flu vaccine sales that were not repeated in 2011.

The second quarter is traditionally the low quarter of the year for the division. Excluding the impact of the A(H1N1) pandemic flu vaccine in both years, sales are down from the same period in 2010 mainly due to the timing of product shipments to key customers.

Operating loss/income
Reported operating loss was USD 214 million for the quarter compared to a loss of USD 42 million for the same period in 2010. The shortfall was largely due to the operating income associated with A(H1N1) pandemic flu vaccine sales from the prior year not repeated in the second quarter of 2011. We continued to invest in our pipeline and the expansion of our meningococcal disease franchise. The second quarter of 2011 included an impairment of USD 62 million related to a financial asset, compared to USD 71 million in the prior-year period. 2010 included a legal settlement of USD 45 million.

Core operating loss for the period was USD 89 million compared to an operating income of USD 138 million for the same period in 2010.

First half

Net sales
Net sales were USD 670 million for the first half of 2011 (-66% cc) compared to USD 1.9 billion for the year-ago period. The primary driver of net sales variance against the prior-year period was USD 1.3 billion of A(H1N1) pandemic flu vaccine sales in the first half of 2010 that were not repeated in the same period in 2011.

Excluding the impact of the A(H1N1) pandemic flu vaccine in both years, growth in the first half of 2011 (+6% cc) was driven by our meningococcal disease and influenza franchises.

Operating loss/income
Reported operating loss was USD 315 million for the first half of 2011 compared to income of USD 797 million for the same period in 2010. This was largely due to the operating income associated with A(H1N1) pandemic flu vaccine sales from the prior year. When comparing to the prior-year period, 2011 included an impairment of USD 81 million related to a financial asset versus USD 75 million in 2010. The 2010 period also included a legal settlement of USD 45 million.

Core operating loss for the period was USD 113 million compared to an operating income of USD 1.1 billion for the same period in 2010.

Consumer Health
	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 187	1 054	13	5	2 356	2 089	13	8
Operating income	225	221	2	11	490	378	30	40
As % of net sales	19.0	21.0			20.8	18.1
Core operating income	239	238	0	9	479	411	17	26
As % of net sales	20.1	22.6			20.3	19.7

Second quarter

Net sales
The two Consumer Health businesses – OTC and Animal Health – together delivered 13% growth in the second quarter of 2011 (+5% cc).

OTC continued to grow ahead of its market in the second quarter driven by double-digit growth in its priority brands and markets. This was partially offset by sales losses due to the expiry of distribution contracts and the divestment of several non-core brands. Prevacid24HR maintained solid market share in the US and benefited from normalized stock movements after the prior-year launch phase. Germany, the second largest market for Novartis OTC, grew at a double-digit rate supported by investments in Voltaren, the number one over-the-counter self-medication product sold in that country. In Canada, another priority market, Novartis OTC achieved double-digit sales growth underpinned by the cough and cold franchise and Voltaren. Sales in the key emerging markets grew 20% in constant currencies driven mainly by Russia and Brazil, where focus on key brands and investment into sales forces supported growth.

Animal Health grew ahead of the market outside the US in the second quarter, delivering sales in line with the period a year ago. Sales in the US Companion Animal Business were negatively affected by a new competitor to Interceptor and Sentinel in the heartworm and flea categories. Strong double-digit performance of pig therapeutic Denagard was a positive factor in the Farm Animal Business in the US, as well as in China and Brazil. In Europe, Milbemax remained the number one de-wormer for cats and dogs, with the new chewy formulation accelerating growth. Key emerging markets delivered strong double-digit growth across all of the countries.

Operating income
Operating income grew 2% (+11% cc) to USD 225 million. The operating income margin declined by 2 percentage points to 19.0% of net sales with 3.2 percentage points attributable to currency. Both Consumer Health businesses carry a relatively high share of their cost base in Switzerland.

Core operating income was flat (+9% cc) with USD 239 million, the core operating income margin increasing by 0.9 percentage points (cc). Currency movements negatively impacted core operating income margin by 3.4 percentage points resulting in a net margin decline of 2.5 percentage points to 20.1%. Gross margin improved by 1.1 percentage points (cc) as a result of product mix and productivity gains. Marketing & Sales expenses increased in the second quarter as a result of investments in advertising and promotion, including strengthened support for the US parasiticides business and sales force expansion in OTC, compared to relatively low spend in the prior-year quarter. R&D as well as General & Administration expenses increased while Other Income & Expense, net, benefited from one-time income from divestment of non-core brands in OTC.

First half

Net sales
OTC and Animal Health together delivered good sales growth of 13% (+8% cc) in the first half, with both businesses outpacing their respective markets.

OTC delivered double-digit sales growth driven by the US, Germany, Canada and key emerging markets. Focused investments into key brands resulted in strong growth of Voltaren and Fenistil. The key cough and cold brands Theraflu, Triaminic and Otrivin grew strongly supported by focused investments, well-executed launches and a relatively strong flu and cough and cold season in several markets compared with a weak prior-year season. Prevacid24HR benefited from normalized quarterly stock movements compared with the first half of 2010 and helped to offset sales declines from expired distribution contacts as well as divested brands.

Animal Health delivered solid mid-single digit sales growth in the first half year driven by Australia, Germany, Japan and emerging markets. Milbemax grew at a double-digit rate as the number one cat and dog de-wormer in Europe. In the swine business, Denagard continued to deliver strong double-digit growth led by the US, and in the sheep business, Australia maintained its leadership position with CliK and Vetrazin.

Operating income
Operating income increased 30% (+40% cc) to USD 490 million, with the operating income margin in the first half of 2011 increasing by 2.7 percentage points to 20.8% of net sales. Operating income in the first half benefited from exceptional income from divestments of non-core brands in OTC.

Core operating income increased 17% (+26% cc) to USD 479 million, delivering strong operating leverage in the Consumer Health businesses, with the core operating income margin up 0.6 percentage points to 20.3% of net sales. Excluding the negative effect of currency movements, core operating income grew 26% in the first half, supported by continued productivity programs that helped to offset the negative impact of product mix.

The core operating income margin increased by 3.4 percentage points (cc). Currency movements negatively impacted core operating income margin by 2.8 percentage points resulting in a net increase of 0.6 percentage points to 20.3%. Gross margin improved by 0.6 percentage points (cc) as a result of product mix and productivity gains. Marketing & Sales expenses improved by 1.1 percentage points (cc) as a result of sales performance and high investments in the prior-year quarter due to the US launch of Prevacid24HR. R&D and General & Administration improved by 0.3 percentage points (cc), while Other Income & Expense, net, benefited by 1.4 percentage points (cc) from one-time income from the divestment of several non-core brands in OTC.

FINANCIAL REVIEW

Second quarter and first half
	Q2 2011	Q2 2010	% change		H1 2011	H1 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 915	11 716	27	19	28 942	23 847	21	16
Divisional operating income	3 456	2 836	22	24	7 017	6 534	7	10
Corporate income & expense, net	-134	125	nm	nm	-287	-62	363	282
Group operating income	3 322	2 961	12	15	6 730	6 472	4	7
as % of net sales	22.3	25.3			23.3	27.1
Income from associated companies	130	158	-18	-33	247	261	-5	-20
Financial income	-16	14	nm	nm	6	63	nm	nm
Interest expense	-190	-175	9	6	-379	-308	23	22
Taxes	-520	-521	0	4	-1 057	-1 103	-4	0
Net income	2 726	2 437	12	17	5 547	5 385	3	7
EPS (USD)	1.13	1.06	7	12	2.33	2.34	0	3
Core operating income	4 235	3 276	29	30	8 247	7 141	15	17
as % of net sales	28.4	28.0			28.5	29.9
Core net income	3 564	2 771	29	31	6 940	6 080	14	16
Core EPS (USD)	1.48	1.20	23	25	2.88	2.65	9	11
nm – not meaningful

Second quarter

Net sales
Net sales rose 27% (+19% cc) to USD 14.9 billion. Currency benefited sales by 8% as the dollar weakened against most currencies. Recently launched products grew 46% over the previous-year quarter, contributing USD 3.8 billion to total net sales for the Group.

Corporate income & expense, net
Corporate income & expense, net, which includes the costs of Group headquarters, totaled USD 134 million. Costs in the prior-year period totaled USD 140 million, after excluding a USD 265 million exceptional pension plan curtailment gain.

Group operating income
Operating income was up 12% (+15% cc). Currency had a negative impact of 3%, as the benefit of a weaker dollar against most currencies was offset by an exceptionally strong Swiss franc. Exceptional items in operating income in the second quarter of 2011 include a divestment gain of USD 324 million on the sale of Elidel®, offset by impairment charges in Vaccines & Diagnostics (USD 62 million) and Pharmaceuticals (USD 107 million), provisions for legal cases in Sandoz (USD 150 million) and restructuring and impairment charges relating to the streamlining of our manufacturing network (USD 44 million).

Income from associated companies
Income from associated companies decreased by 18% to USD 130 million, primarily due to the fact that Alcon, Inc. contributed USD 35 million in the prior-year period. As it is now fully consolidated, it is no longer included as an associated company.

The following is a summary of the individual components included in the income from associated companies:
	Q2 2011	Q2 2010	H1 2011	H1 2010
	USD m	USD m	USD m	USD m
Share of estimated Roche reported net income	163	149	360	307
Restructuring impact			-41	-43
Amortization of intangible assets	-41	-32	-79	-66
Net income effect from Roche	122	117	240	198
Share of Alcon, Inc. reported net income		144		282
Catch-up for actual Alcon previous year net income				2
Amortization of intangible assets		-109		-217
Net income effect from Alcon		35		67
Net income from other associated companies	8	6	7	-4
Income from associated companies	130	158	247	261

On a comparable basis, excluding the impact of Alcon, the core results from associated companies, which exclude the exceptional charges due to restructuring and the amortization of intangible assets, increased by USD 16 million compared to the prior-year period.

Financial income and interest expense
For the second quarter of 2011 financial income resulted in a net expense of USD 16 million (due to the inclusion of net currency losses recorded in this category) compared to a financial income of USD 14 million in the year-ago quarter. The decrease was attributable to the significant lower average liquidity and a lower currency result. Interest expense remained stable with USD 190 million compared with USD 175 million in the prior year period.

Taxes
The tax rate (taxes as percentage of pre-tax income) decreased in the second quarter of 2011 to 16.0% from 17.6% in the prior-year period, principally due to the favorable impact of fully consolidating Alcon, Inc.

Net income
In the second quarter 2011, net income increased by 12% (17% cc) and core net income increased 29% (31% cc).

Earnings per share
In the second quarter 2011 EPS increased by 7% (12% cc) and core EPS increased by 23% (25% cc). The increase is lower than the growth of net income, which is due to higher outstanding shares from the issuance of shares to purchase the remaining Alcon non-controlling interest. The average number of shares outstanding in second quarter 2011 rose 4.9% to 2 399.0 million from 2,287.7 million in the year-ago period, while a total of 2,426.5 million shares were outstanding at June 30, 2011.

First half

Net sales
Net sales rose 21% (+16% cc) to USD 28.9 billion. Currency had a positive impact of 5 percentage points as the dollar weakened against most currencies. Recently launched products grew 47% over the first half of 2010, contributing USD 7.1 billion to total net sales for the Group.

Corporate income & expense, net
Corporate income & expense, which includes the costs of Group headquarters, was below previous year, after taking into account an exceptional pension curtailment gain of USD 265 million in the first half of 2010, as well as lower corporate management and insurance costs.

Group operating income
Operating income advanced 4% (+7% cc), with unfavorable currency movements depressing the result by 3 percentage points. Exceptional items in operating income in the first half of 2011 include divestment gains in Pharmaceuticals on the sale of ophthalmic pharmaceuticals required for approval of the Alcon merger (USD 81 million), a gain of USD 183 million resulting from a legal settlement in the Alcon Division and USD 324 million in divestment income from the sale of Elidel®. These positive items were offset by charges and provisions for legal cases (Sandoz USD 178 million), restructuring and impairment charges relating to the streamlining of our manufacturing network (USD 99 million), the impairment of financial assets in Vaccines & Diagnostics (USD 81 million), intangible asset impairment charges in Pharmaceuticals (USD 107 million) and Alcon integration costs net of a divestment gain of a lens care product (USD 71 million).

Income from associated companies
Income from associated companies decreased by 5% to USD 247 million. The income from Roche increased from USD 198 million to 240 million due to higher estimated income contribution offset by the shortfall of income from Alcon Inc. as it is no longer accounted for as an associated company.

Financial income and interest expense
For the first half of 2011 financial income amounted to USD 6 million down from USD 63 million mainly due to lower earnings from investments as a result of the decreased average liquidity as well as a reduced currency result. Interest expense increased by 23% from USD 308 million to USD 379 million due to the US dollar bonds issued in March 2010.

Taxes
The tax rate (taxes as a percentage of pre-tax income) decreased to 16.0% in the first half of 2011 from 17.0% in the 2010 period, principally due to the favorable impact of fully consolidating Alcon, Inc.

Net income
Net income grew 3% (+7% cc) on strong operating income growth, benefiting from an improved tax rate of 16.0% (from 17.0%), partially offset by lower income from associated companies. Core net income increased 14% (+16% cc).

Earnings per share
Earnings per share (EPS) was USD 2.33, broadly in line with the previous year as a result of the increased share count following the Alcon merger. Core EPS was USD 2.88, an increase of 9% (+11% cc). The average number of shares outstanding in the first half of 2011 rose 3.1% to 2 353.0 million from 2 282.8 million in the year-ago period, while a total of 2 426.5 million shares were outstanding at June 30, 2011.

Balance sheet
The total assets at June 30, 2011 amounted to USD 125.9 billion. These include USD 65.1 billion of goodwill and intangible assets as a result of the significant acquisitions made in recent years. Total non-current assets amounted to USD 99.3 billion and increased only marginally during the period, mainly on account of currency translation impacts. Current assets also stayed almost constant at USD 26.6 billion over the six months however there were compensating movements within the category as cash and marketable securities fell by USD 2.5 billion as a result of Alcon-related share purchases while inventories and trade receivables both increased by USD 1.0 billion in line with business expansion.

Financial debt increased to USD 27.5 billion at June 30, 2011 from USD 23.0 billion at December 31, 2010 mainly as a result of the cash used for the dividend payment, acquisition of additional Alcon non-controlling interests and cash outflow for Novartis share repurchases. The long-term financial debt comprises bonds and Euro Medium Term Notes totaling USD 13.1 billion and other long-term financial loans of USD 0.8 billion. The short-term financial debt comprises commercial paper of USD 6.0 billion and other short-term borrowings totaling USD 7.6 billion. Non-financial debt liabilities increased by USD 0.8 billion to USD 31.3 billion compared to USD 30.5 billion at December 31, 2010.

The Group’s equity fell by USD 2.7 billion to USD 67.1 billion at June 30, 2011 compared to December 31, 2010. This was the result of an increase due to comprehensive income for the period of USD 7.6 billion, principally due to the 2011 first half net income of USD 5.5 billion and positive currency translation movements of USD 2.3 billion, and equity-based compensation of USD 0.4 billion, which was more than offset by the total of dividends for the period of USD 5.4 billion and USD 2.3 billion net for the purchase of treasury shares coupled with the net effect of acquiring the remaining non-controlling interest in Alcon, Inc., which totalled USD 2.9 billion. The acquisition of the remaining interest in Alcon, Inc. was achieved by acquiring 4.8% of the non-controlling interest for USD 2.4 billion prior to the merger and acquiring the remaining non-controlling interest through the merger on April 8, 2011 by issuance of Novartis shares with a fair value of USD 9.2 billion and a contingent value payment of USD 0.5 billion, resulting in the elimination of non-controlling interest of USD 6.5 billion and a reduction in equity due to the excess of the amount exchanged over the recorded value of the non-controlling interest of USD 5.6 billion.

The Group’s debt/equity ratio rose to 0.41:1 at June 30, 2011, compared to 0.33:1 at the end of 2010, reflecting the higher financial debt for the funding of the Alcon acquisition. The Group’s liquidity decreased from USD 8.1 billion at the end of 2010 to USD 5.6 billion at June 30, 2011. Net debt at June 30, 2011 was USD 21.9 billion compared to USD 14.9 billion at the end of the previous year.

Cash flow
Cash flow from operating activities of USD 5.4 billion in the first half of 2011 was impacted by higher financing expenses as well as higher working capital requirements compared to the prior year. The interest and other financial receipts resulted in a net outflow of USD 0.2 billion compared to a net inflow of USD 0.7 billion in the year ago period. The funds tied up in working capital increased by USD 0.7 billion compared to the prior year first half due to the acquisition of Alcon and to business requirements to support growth initiatives but also due to the low prior year base which benefited from collections from A(H1N1) sales. As a result, the cash flow from operating activities was lower by USD 0.9 billion compared to the prior year amount of USD 6.3 billion.

The cash flow from investing activities provided USD 0.6 billion as the proceeds from sale of marketable securities (USD 1.6 billion) and from the sale of tangible and intangible assets (USD 0.7 billion, mainly from Elidel® marketing rights) exceeded the investments of USD 1.1 billion in tangible, intangible and financial assets and outflow of USD 0.6 billion for acquisitions, mainly for Genoptix, Inc. In the year-ago period, the investing activities produced a cash outflow of USD 4.5 billion due investments in marketable securities.

Cash outflow from financing activities amounted to USD 7.0 billion in the first half of 2011. This amount is comprised of the dividend payment for 2010 of USD 5.4 billion, a net amount of USD 2.1 billion for the acquisition of treasury shares and USD 3.2 billion for the acquisition of Alcon. These outflows were partially financed by an increase in short term borrowings of USD 3.7 billion. The cash flow from financing activities in the year-ago period was an inflow of USD 1.0 billion as inflow from bond issues and treasury share transactions of USD 5.5 billion were partly offset by the dividend payment of USD 4.5 billion.

The free cash flow represents an outflow of USD 0.4 billion as the cash flow from operating activities of USD 5.4 billion and net investments in tangible and intangible assets of USD 0.4 billion were lower than the payment of the 2010 dividend of USD 5.4 billion paid in February 2011.

INNOVATION REVIEW

Key developments in the second quarter of 2011:

•
Afinitor (everolimus) was approved in the US for the treatment of progressive neuroendocrine tumors (NET) of pancreatic origin in patients with unresectable, locally advanced or metastatic disease. In addition, everolimus received approval in Switzerland under the trade name Votubia for the treatment of patients three years of age and older with subependymal giant cell astryocytoma (SEGA) associated with tuberous sclerosis for whom surgery is not a suitable option. The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) adopted a positive opinion for Votubia as a treatment in this patient population in the EU.

•
The European Commission approved Lucentis (ranibizumab) for visual impairment due to macular edema secondary to both branch and central forms of retinal vein occlusion (RVO). Approval of Lucentis was based on data from two pivotal Phase III studies that showed early and sustained vision improvement in patients at six months of monthly Lucentis treatment compared to standard of care, with visual acuity gains maintained from months 7 through 12 with as-needed dosing of Lucentis.

•
The European Commission approved Rasilamlo, a single-pill combination of aliskiren and amlodipine, for the treatment of patients suffering from hypertension not controlled by either aliskiren or amlodipine alone.

•
In July, the US Food and Drug Administration (FDA) approved once-daily Arcapta Neohaler (indacaterol inhalation powder) 75 mcg for the long-term maintenance bronchodilator treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and/or emphysema. This decision makes Arcapta Neohaler the first once-daily therapy in the long-acting beta-2 agonist class to be approved in the US for COPD patients. Also in July, Indacaterol (in a 150 mcg once-daily dose) received regulatory approval in Japan under the trade name Onbrez Inhalation Capsules for the treatment of COPD.

•
The Japanese Ministry of Health, Labour and Welfare approved Exelon (rivastigmine) Patch for patients with mild-to-moderate dementia due to Alzheimer’s disease. The drug is approved in the US and EU for the same indication.

•
A marketing authorization application was submitted to the EMA for Janus kinase inhibitor INC424 (ruxolitinib) for the treatment of myelofibrosis, a blood cancer characterized by bone marrow failure and an enlarged spleen. The filing is based on results from two Phase III studies, COMFORT-I and COMFORT-II. COMFORT-I compared INC424 to placebo at 24 weeks and showed that 41.9% of treated patients achieved at least a 35% reduction in spleen volume compared to 0.7% of placebo patients (p<0.0001). COMFORT-II compared INC424 to the best available therapy at 48 weeks and demonstrated that INC424 produced a reduction in spleen volume of 35% or greater in 28.5% of patients compared to 0% of patients treated with the best available therapy (p<0.0001).

•
Results from the Phase III GLOW2 study in patients with chronic obstructive pulmonary disease (COPD) showed that NVA237 provided a significant level of bronchodilation, measured by 24-hour trough FEV1, compared to placebo. The study included an exploratory comparison against open-label tiotropium, and the effect observed with NVA237 was similar to that seen with tiotropium. Overall, NVA237 was well tolerated by patients, with the number of adverse events similar to or lower than placebo. These results will form the basis of regulatory filings planned for later this year.

•
A Phase III study showed a significant survival benefit for patients with resected KIT+ gastrointestinal stromal tumors who received adjuvant Glivec (imatinib) treatment for three years following surgery as compared to one year following surgery. The results, gathered five years after surgery, showed that 66% of patients taking adjuvant Glivec therapy for three years remained free of cancer recurrence (primary endpoint) compared to 48% of those who had received adjuvant Glivec therapy for only one year (p<.0001). Moreover, 92% of patients taking Glivec for three years had survived to the five-year mark (secondary endpoint), compared to 82% of those who had received Glivec for only one year (p=.019). These clinical data will be submitted to regulatory authorities in the second half of 2011 to support extended adjuvant Glivec treatment of three years.

•
A Phase III study of Afinitor in patients with tuberous sclerosis complex, the largest prospective clinical trial in Phase III to date in this patient population, met the primary endpoint of reduction in subependymal giant cell astrocytoma (SEGA) volume. Results showed that more than one-third of patients taking Afinitor experienced a 50% or greater reduction in the size of their SEGAs versus 0% on placebo.

•
In July, an interim analysis of a pivotal Phase III study showed that Afinitor in combination with exemestane significantly extended progression-free survival (PFS) when compared to placebo plus exemestane in postmenopausal women with ER+HER2- metastatic breast cancer whose disease has progressed, despite initial endocrine therapy. The trial was stopped early after interim results showed the primary endpoint of PFS was met. Results will be presented at an upcoming medical conference and worldwide regulatory filings expected in the second half of 2011.

•
Results from two pivotal Phase III studies, presented at the 2011 European League Against Rheumatism (EULAR) Congress, showed that ACZ885 (canakinumab) provided better pain relief during acute attacks and reduced the risk of new attacks compared with injectable steroid (triamcinolone acetonide) in gouty arthritis patients contraindicated, intolerant or unresponsive to non-steroidal anti-inflammatory drugs and/or colchicine. Regulatory filings for the use of ACZ885 in this patient population have been submitted in the EU, US, Canada and Switzerland. An FDA Advisory Committee endorsed the overall efficacy but not the overall safety of ACZ885 in this patient population, voting against approval in the proposed indication. The committee members raised the potential for use in a narrower population of gouty arthritis patients, and Novartis is currently working with the FDA to identify the right patients who might benefit from this therapy.

•
Novartis amended its application to the EMA for Afinitor as a treatment of advanced NET of gastrointestinal, lung or pancreatic origin to include only advanced pancreatic NET. Afinitor received approval in the US for this indication earlier this year. The current median survival duration for patients with advanced pancreatic NET is only 24 months, and Afinitor holds promise for addressing this critical area of patient need.

•
The FDA accepted the application to expand the Menveo indication to include infants and toddlers as young as two months, based on data from more than 6,000 children between the ages of 2 and 23 months worldwide. If approved, Menveo would be the first quadrivalent meningococcal conjugate vaccine to provide protection in the first year of life, when the majority of these infections occur.

•
Three studies of Bexsero, presented at The European Society for Paediatric Infectious Diseases (ESPID), showed significant potential in providing broad coverage against meningococcal serogroup B (MenB) infections. The first study, in more than 1,800 infants, showed that Bexsero induces a robust immune response to MenB when given alone or when co-administered with other routine vaccines. Data from the second study, in more than 1,500 toddlers, showed that Bexsero provides protective immune response when used as a booster in toddlers already primed, or after two doses in those not previously vaccinated with Bexsero. A third study presented showed that Bexsero induces a strong immune response in adolescents against MenB.

A full pipeline update can be found on our website at http://www.novartis.com.

Disclaimer
The foregoing release contains forward-looking statements that can be identified by terminology such as "commitment," "strategy," "expect," "momentum," "promise," "potential," "might," "will," "plan," "planning," "sustainability," "future," "committed," "outlook," "expected," "aim," "expecting," "pending," "planned," “would,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding potential growth opportunities from the merger of Alcon and Novartis, or the potential impact on Alcon or Novartis of the merger; , or any potential synergies, strategic benefits or opportunities as a result of the merger; or regarding potential future sales or earnings of the Novartis Group or any of its divisions as a result of the merger or otherwise; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the merger with Alcon. Nor can there be any guarantee that the Novartis Group, or any of its divisions, will achieve any particular financial results, whether as a result of the merger or otherwise. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection; disruptions from the merger and integration with Alcon making it more difficult to maintain business and operational relationships, and relationships with key employees; unexpected product manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, consumer health products, preventive vaccines and diagnostic tools. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 121,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

September 13, 2011                                  Novartis Innovation and Strategy Forum II/Alcon Day
October 25, 2011                                      Third quarter results 2011
January 25, 2012                                      Fourth quarter and full year results 2011

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements  (unaudited)

Second quarter

	Q2 2011 USD m	Q2 2010 USD m	% change (USD)

Net sales	14 915	11 716	27

Other revenues	208	205	1

Cost of Goods Sold	-4 619	-3 206	44

Gross profit	10 504	8 715	21

Marketing & Sales	-3 904	-3 145	24

Research & Development	-2 397	-1 893	27

General & Administration	-738	-543	36

Other income	502	389	29

Other expense	-645	-562	15

Operating income	3 322	2 961	12

Income from associated companies	130	158	-18

Financial income	-16	14	nm

Interest expense	-190	-175	9

Income before taxes	3 246	2 958	10

Taxes	-520	-521	0

Net income	2 726	2 437	12

Attributable to:
Shareholders of Novartis AG	2 704	2 417	12

Non-controlling interests	22	20	10

Average number of shares outstanding – Basic (million)	2 399.0	2 287.7	5

Basic earnings per share (USD)[1]	1.13	1.06	7

Average number of shares outstanding – Diluted (million)	2 426.0	2 297.0	6

Diluted earnings per share (USD)[1]	1.11	1.05	6

nm - not meaningful
[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated income statements  (unaudited)

First half

	H1 2011 USD m	H1 2010 USD m	% change (USD)

Net sales	28 942	23 847	21

Other revenues	403	430	-6

Cost of Goods Sold	-9 077	-6 302	44

Gross profit	20 268	17 975	13

Marketing & Sales	-7 428	-6 159	21

Research & Development	-4 585	-3 930	17

General & Administration	-1 432	-1 113	29

Other income	1 051	569	85

Other expense	-1 144	-870	31

Operating income	6 730	6 472	4

Income from associated companies	247	261	-5

Financial income	6	63	-90

Interest expense	-379	-308	23

Income before taxes	6 604	6 488	2

Taxes	-1 057	-1 103	-4

Net income	5 547	5 385	3

Attributable to:
Shareholders of Novartis AG	5 474	5 350	2

Non-controlling interests	73	35	109

Average number of shares outstanding – Basic (million)	2 353.0	2 282.8	3

Basic earnings per share (USD)[1]	2.33	2.34	0

Average number of shares outstanding – Diluted (million)	2 378.7	2 293.4	4

Diluted earnings per share (USD)[1]	2.30	2.33	-1

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated statements of comprehensive income  (unaudited)

Second quarter

	Q2 2011 USD m	Q2 2010 USD m	Change USD m

Net income	2 726	2 437	289

Fair value adjustments on financial instruments, net of taxes	39	-29	68

Net actuarial losses from defined benefit plans, net of taxes	-344	-972	628

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	3	-10	13

Translation effects	1 410	-882	2 292

Comprehensive income	3 834	544	3 290

Attributable to:
Shareholders of Novartis AG	3 848	526	3 322

Non-controlling interests	-14	18	-32

First half

	H1 2011 USD m	H1 2010 USD m	Change USD m

Net income	5 547	5 385	162

Fair value adjustments on financial instruments, net of taxes	39	-24	63

Net actuarial losses from defined benefit plans, net of taxes	-345	-1 150	805

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	11	-58	69

Translation effects	2 324	-1 879	4 203

Comprehensive income	7 576	2 274	5 302

Attributable to:
Shareholders of Novartis AG	7 522	2 240	5 282

Non-controlling interests	54	34	20

Condensed consolidated balance sheets

	June 30, 2011 (unaudited) USD m	Dec 31, 2010 (audited) USD m	Change USD m	June 30, 2010 (unaudited) USD m

Assets
Non-current assets
Property, plant & equipment	16 925	15 840	1 085	13 165

Goodwill	30 518	29 692	826	11 294

Intangible assets other than goodwill	34 592	35 231	-639	10 245

Financial and other non-current assets	17 251	15 870	1 381	23 553

Total non-current assets	99 286	96 633	2 653	58 257

Current assets
Inventories	7 095	6 093	1 002	5 540

Trade receivables	10 915	9 873	1 042	7 798

Other current assets	3 015	2 585	430	2 331

Cash, short-term deposits and marketable securities	5 604	8 134	-2 530	22 998

Total current assets	26 629	26 685	-56	38 667

Total assets	125 915	123 318	2 597	96 924

Equity and liabilities
Total equity	67 093	69 769	-2 676	55 816

Non-current liabilities
Financial debts	13 924	14 360	-436	13 235

Other non-current liabilities	15 362	14 531	831	10 044

Total non-current liabilities	29 286	28 891	395	23 279

Current liabilities
Trade payables	4 644	4 788	-144	3 509

Financial debts and derivatives	13 581	8 627	4 954	5 408

Other current liabilities	11 311	11 243	68	8 912

Total current liabilities	29 536	24 658	4 878	17 829

Total liabilities	58 822	53 549	5 273	41 108

Total equity and liabilities	125 915	123 318	2 597	96 924

Condensed consolidated changes in equity  (unaudited)

Second quarter

	Q2 2011 USD m	Q2 2010 USD m	Change USD m

Consolidated equity at April 1	65 340	55 216	10 124

Comprehensive income	3 834	544	3 290

Purchase of treasury shares, net	-1 709	-60	-1 649

Fair value of Novartis shares used to acquire outstanding non-controlling interests in Alcon, Inc.	9 163		9 163

Excess of the consideration exchanged for acquiring Alcon non-controlling interests compared to their recorded values	-4 539		-4 539

Equity-based compensation	244	143	101

Dividends	-16	-18	2

Reduction in non-controlling interests	-5 224	-9	-5 215

Consolidated equity at June 30	67 093	55 816	11 277

First half

	H1 2011 USD m	H1 2010 USD m	Change USD m

Consolidated equity at January 1	69 769	57 462	12 307

Comprehensive income	7 576	2 274	5 302

Purchase/sale of treasury shares, net	-2 291	306	-2 597

Fair value of Novartis shares used to acquire outstanding non-controlling interests in Alcon, Inc.	9 163		9 163

Excess of the consideration exchanged for acquiring Alcon non-controlling interests compared to their recorded values	-5 634		-5 634

Equity-based compensation	415	284	131

Dividends	-5 368	-4 486	-882

Reduction in non-controlling interests	-6 537	-24	-6 513

Consolidated equity at June 30	67 093	55 816	11 277

Condensed consolidated cash flow statements  (unaudited)

Second quarter

	Q2 2011 USD m	Q2 2010 USD m	Change USD m

Net income	2 726	2 437	289

Reversal of non-cash items
Taxes	520	521	-1

Depreciation, amortization and impairments	1 383	665	718

Change in provisions and other non-current liabilities	505	283	222

Net financial income	207	161	46

Other	-329	-42	-287

Net income adjusted for non-cash items	5 012	4 025	987

Interest and other financial receipts	21	609	-588

Interest and other financial payments	-426	-128	-298

Taxes paid	-674	-979	305

Cash flows before working capital changes	3 933	3 527	406

Payments out of provisions and other net cash movements in non-current liabilities	-212	-273	61

Change in net current assets and other operating cash flow items	-275	-298	23

Cash flows from operating activities	3 446	2 956	490

Purchase of property, plant & equipment	-453	-355	-98

Purchase of intangible, financial and other non-current assets	-171	-293	122

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	475	60	415

Acquisitions and divestments of subsidiaries	20	-86	106

Change in marketable securities	239	-2 697	2 936

Cash flows from / used in investing activities	110	-3 371	3 481

Change in current and non-current financial debts	-4 046	947	-4 993

Dividends paid to shareholders of Novartis AG	-16	-18	2

Treasury share transactions	-1 742	-61	-1 681

Acquisition of Alcon non-controlling interests	-741		-741

Other financing cash flows	-12	82	-94

Cash flows used in / from financing activities	-6 557	950	-7 507

Translation effect on cash and cash equivalents	58	-43	101

Change in cash and cash equivalents	-2 943	492	-3 435

Cash and cash equivalents at April 1	7 174	5 066	2 108

Cash and cash equivalents at June 30	4 231	5 558	-1 327

Condensed consolidated cash flow statements  (unaudited)

First half

	H1 2011 USD m	H1 2010 USD m	Change USD m

Net income	5 547	5 385	162

Reversal of non-cash items
Taxes	1 057	1 103	-46

Depreciation, amortization and impairments	2 588	1 426	1 162

Change in provisions and other non-current liabilities	627	472	155

Net financial income	374	245	129

Other	-406	33	-439

Net income adjusted for non-cash items	9 787	8 664	1 123

Interest and other financial receipts	416	949	-533

Interest and other financial payments	-628	-265	-363

Taxes paid	-1 444	-1 448	4

Cash flows before working capital changes	8 131	7 900	231

Payments out of provisions and other net cash movements in non-current liabilities	-810	-400	-410

Change in net current assets and other operating cash flow items	-1 968	-1 237	-731

Cash flows from operating activities	5 353	6 263	-910

Purchase of property, plant & equipment	-872	-659	-213

Purchase of intangible, financial and other non-current assets	-258	-437	179

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	696	104	592

Acquisitions and divestments of subsidiaries	-569	-499	-70

Change in marketable securities	1 604	-3 016	4 620

Cash flows from / used in investing activities	601	-4 507	5 108

Change in current and non-current financial debts	3 672	5 181	-1 509

Dividends paid to shareholders of Novartis AG	-5 368	-4 486	-882

Treasury share transactions	-2 134	307	-2 441

Acquisition of Alcon non-controlling interests	-3 178		-3 178

Other financing cash flows	-36	-30	-6

Cash flows used in / from financing activities	-7 044	972	-8 016

Translation effect on cash and cash equivalents	2	-64	66

Change in cash and cash equivalents	-1 088	2 664	-3 752

Cash and cash equivalents at January 1	5 319	2 894	2 425

Cash and cash equivalents at June 30	4 231	5 558	-1 327

Notes to the Condensed Interim Consolidated Financial Statements for the three- and six-month period ended June 30, 2011  (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three- and six-month period ended June 30, 2011, were prepared in accordance with International Accounting Standard 34 InterimFinancial Reporting and accounting policies set out in the 2010 Annual Report published on January 27, 2011.

The segmental consolidated income statement data has been restated to reflect the new divisional allocation of activities after the merger of Alcon into the Novartis Group.

With the formation of the new Alcon Division within the Novartis Group, all CIBA Vision activities are transferred from the Consumer Health Division to the newly created Alcon Division and certain Novartis ophthalmology products are transferred from the Pharmaceuticals Division to Alcon. Falcon, the US generics activities of Alcon, Inc. is transferred to the Sandoz Division and certain costs incurred for the Consumer Health Division are transferred to Corporate.

The impact of these restatements do not change the Group’s previously released total consolidated income statement data.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2010 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in notes 4 and 11 of the 2010 Annual Report, investments in associated companies and intangible assets (including goodwill and acquired In-Process Research & Development projects) are reviewed for impairment at least annually, or whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of investments, goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results. The determination of the contingent consideration in respect of acquisitions also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

3. Acquisitions, divestments and significant transactions

The following significant transactions occurred during 2011 and 2010:

Acquisitions in 2011

 Pharmaceuticals – Genoptix, Inc.
 On March 7, Novartis completed the acquisition of Genoptix, Inc (NASDAQ: GXDX), a specialized laboratory providing personalized diagnostic services to community-based hematologists and oncologists. Genoptix employs approximately 500 people and became part of the Novartis Molecular Diagnostics unit within the Pharmaceuticals Division.

The acquisition in cash of 100% of the shares of Genoptix totaled USD 458 million, excluding the USD 24 million of cash acquired. The final purchase price allocation resulted in net identified assets of USD 237 million and goodwill of USD 221 million. Results of operations since the acquisition date were not material.

Vaccines and Diagnostics – Zhejiang Tianyuan
 On March 22, Novartis completed the acquisition in cash of an 85% stake in the Chinese vaccines company Zhejiang Tianyuan Bio-Pharmaceutical Co. Ltd. The acquisition provides Novartis with an expanded presence in the Chinese vaccines market and is expected to facilitate the introduction of additional Novartis vaccines into China. The total amount paid for the 85% interest was USD 194 million, excluding USD 39 million of cash acquired. The preliminary purchase price allocation resulted in net identified assets of USD 157 million and a goodwill of USD 61 million. Non-controlling interests have increased by USD 24 million from this transaction. Results of operations since the acquisition date were not material.

Acquisitions in 2010

 Corporate – Alcon, Inc.
 Novartis acquired an initial 25% Alcon stake from Nestlé for USD 10.4 billion or USD 143 per share in July 2008. On January 4, 2010 Novartis announced that it had exercised its call option to acquire Nestlé’s remaining 52% Alcon interest for approximately USD 28.3 billion or USD 180 per share. On August 25, Novartis completed the acquisition of a further 52% interest in Alcon, Inc. This increased the interest in Alcon to a 77% majority ownership.

The overall purchase price of USD 38.7 billion includes certain adjustments for dividends and interest up to the August 25, 2010 closing date. Sources of financing for the 77% majority ownership, including the initial 25% interest purchased in mid-2008, were USD 17.0 billion of available cash, and USD 13.5 billion from bonds raised in March 2010 as well as in 2008 and 2009. In addition, during 2010, Novartis raised funds through the commercial paper program, which was used for general corporate purposes of the Novartis Group, as well as for intercompany financing purposes in connection with the acquisition of the 52% interest in Alcon.

A detailed summary of the financial impact of consolidating Alcon from August 25 is provided in note 2 of the Consolidated Financial Statements included in the 2010 Annual Report.

 Other Significant Transactions in 2011

 Acquisition of remainder of Alcon, Inc. and related merger
 The acquisition of the remaining outstanding non-controlling interests in Alcon have been separate transactions following the previous acquisition of majority ownership in Alcon by Novartis. These change the Novartis ownership in Alcon but have not resulted in a change of control, so they have been accounted for as equity transactions as required by IAS 27R, meaning assets and liabilities are not revalued as of the date of the acquisition of the outstanding non-controlling interests, goodwill does not arise and the excess of the consideration exchanged to acquire the outstanding non-controlling interests over the proportionate share of the outstanding non-controlling interests’ net assets is recognized against equity.

During 2011, prior to the merger of Alcon, Inc. into Novartis AG on April 8, 4.8% of the non-controlling interests in Alcon, Inc. were acquired for USD 2.4 billion. The excess paid over the recorded value of this non-controlling interest in Alcon, Inc. resulted in a net reduction in equity of USD 1.1 billion.

On April 8, the Novartis Extraordinary General Meeting approved the merger with Alcon, Inc. (Alcon; NYSE: ACL), creating the global leader in eye care. As a result the Alcon eye care division became the fifth division in Novartis’ strategically diversified healthcare portfolio. The Extraordinary General Meeting also authorized the issuance of 108 million new shares.

Under the terms of the December 14, 2010 agreement, Alcon shareholders received 2.9228 Novartis shares (which includes a dividend adjustment) and USD 8.20 in cash for each share of Alcon, resulting in a total consideration of USD 168.00 per share.

Completion of the acquisition of the outstanding 18.6% on April 8 and subsequent merger, resulted in the issuance of Novartis shares with a fair value of USD 9.2 billion and a contingent value payment of USD 0.5 billion. The excess of the value exchanged for this transaction over the recorded value of the non-controlling interest together with merger related transaction costs also resulted in a reduction in equity of USD 4.5 billion.

Pharmaceuticals - Divestment of Elidel
 On May 11, Novartis completed the divestment of Elidel Cream 1% to Meda Pharma Sarl and Novartis received an upfront payment of USD 420 million and recognized a gain in the second quarter of USD 324 million.

4. Principal currency translation rates

Second quarter

	Average rates Q2 2011 USD	Average rates Q2 2010 USD	Period-end rates June 30, 2011 USD	Period-end rates June 30, 2010 USD

1 CHF	1.149	0.902	1.201	0.923

1 EUR	1.439	1.273	1.450	1.222

1 GBP	1.630	1.492	1.608	1.505

100 JPY	1.225	1.085	1.244	1.129

First half

	Average rates H1 2011 USD	Average rates H1 2010 USD	Period-end rates June 30, 2011 USD	Period-end rates June 30, 2010 USD

1 CHF	1.105	0.924	1.201	0.923

1 EUR	1.403	1.329	1.450	1.222

1 GBP	1.616	1.527	1.608	1.505

100 JPY	1.220	1.094	1.244	1.129

5. Restated consolidated income statements – Segmentation – Second quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	Q2 2011 USD m	Q2 2010 USD m	Q2 2011 USD m	Q2 2010 USD m	Q2 2011 USD m	Q2 2010 USD m	Q2 2011 USD m	Q2 2010 USD m	Q2 2011 USD m	Q2 2010 USD m	Q2 2011 USD m	Q2 2010 USD m	Q2 2011 USD m	Q2 2010 USD m

Net sales to third parties	8 338	7 609	2 625	516	2 466	1 973	299	564	1 187	1 054			14 915	11 716

Sales to other segments	66	36	3	3	85	56	18	12	4	10	-176	-117

Net sales of segments	8 404	7 645	2 628	519	2 551	2 029	317	576	1 191	1 064	-176	-117	14 915	11 716

Other revenues	111	111	14	10	2	4	80	72	5	8	-4		208	205

Cost of Goods Sold	-1 529	-1 323	-1 173	-189	-1 407	-1 116	-282	-334	-413	-370	185	126	-4 619	-3 206

Gross profit	6 986	6 433	1 469	340	1 146	917	115	314	783	702	5	9	10 504	8 715

Marketing & Sales	-2 309	-2 180	-661	-178	-416	-345	-96	-84	-426	-358	4		-3 904	-3 145

Research & Development	-1 800	-1 534	-214	-22	-179	-159	-129	-115	-75	-63			-2 397	-1 893

General & Administration	-249	-204	-135	-32	-93	-84	-36	-37	-76	-59	-149	-127	-738	-543

Other income	376	67	14	1	19	8	7	8	29	8	57	297	502	389

Other expense	-213	-322	-102	-1	-194	-48	-75	-128	-10	-9	-51	-54	-645	-562

Operating income	2 791	2 260	371	108	283	289	-214	-42	225	221	-134	125	3 322	2 961

as % of net sales	33.5%	29.7%	14.1%	20.9%	11.5%	14.6%	-71.6%	-7.4%	19.0%	21.0%			22.3%	25.3%

Income from associated companies	-1	-6			3	2	3				125	162	130	158

Financial income													-16	14

Interest expense													-190	-175

Income before taxes													3 246	2 958

Taxes													-520	-521

Net income													2 726	2 437

Restated consolidated income statements – Segmentation – First half  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	H1 2011 USD m	H1 2010 USD m	H1 2011 USD m	H1 2010 USD m	H1 2011 USD m	H1 2010 USD m	H1 2011 USD m	H1 2010 USD m	H1 2011 USD m	H1 2010 USD m	H1 2011 USD m	H1 2010 USD m	H1 2011 USD m	H1 2010 USD m

Net sales to third parties	16 036	14 836	5 041	1 023	4 839	3 974	670	1 925	2 356	2 089			28 942	23 847

Sales to other segments	126	74	6	6	150	130	35	29	9	24	-326	-263

Net sales of segments	16 162	14 910	5 047	1 029	4 989	4 104	705	1 954	2 365	2 113	-326	-263	28 942	23 847

Other revenues	223	195	21	16	5	8	154	195	6	16	-6		403	430

Cost of Goods Sold	-2 959	-2 507	-2 321	-354	-2 736	-2 234	-581	-726	-826	-745	346	264	-9 077	-6 302

Gross profit	13 426	12 598	2 747	691	2 258	1 878	278	1 423	1 545	1 384	14	1	20 268	17 975

Marketing & Sales	-4 359	-4 209	-1 271	-330	-799	-705	-173	-162	-832	-753	6		-7 428	-6 159

Research & Development	-3 422	-3 189	-424	-45	-344	-320	-250	-250	-145	-126			-4 585	-3 930

General & Administration	-495	-417	-261	-58	-182	-175	-71	-75	-146	-124	-277	-264	-1 432	-1 113

Other income	527	187	266	2	41	33	11	26	83	12	123	309	1 051	569

Other expense	-425	-465	-162	-5	-279	-112	-110	-165	-15	-15	-153	-108	-1 144	-870

Operating income	5 252	4 505	895	255	695	599	-315	797	490	378	-287	-62	6 730	6 472

as % of net sales	32.8%	30.4%	17.8%	24.9%	14.4%	15.1%	-47.0%	41.4%	20.8%	18.1%			23.3%	27.1%

Income from associated companies	-1	-12			4	2	3				241	271	247	261

Financial income													6	63

Interest expense													-379	-308

Income before taxes													6 604	6 488

Taxes													-1 057	-1 103

Net income													5 547	5 385

6. Legal proceedings update

A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Litigation is inherently unpredictable and large verdicts sometimes do occur. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. See note 20 in the Group’s Consolidated Financial Statements in the 2010 Annual Report for a summary of major legal proceedings. The following is a non-exhaustive list relating to some cases reported in the 2010 Annual Report and includes information as of July 18, 2011:

Zometa/Aredia product liability litigation
 Novartis Pharmaceuticals Corporation (NPC) together with other Novartis subsidiaries are defendants in approximately 725 cases brought in US courts in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones.

There were four jury trials so far. The first trial began in Montana state court in October 2009 and resulted in a plaintiff’s verdict which NPC appealed to the Montana Supreme Court. On December 30, 2010, the Montana Supreme Court affirmed the trial court’s verdict. On March 30, 2011, NPC filed a petition for review with the US Supreme Court. On May 31, 2011, NPC was informed that the US Supreme Court decided not to take this case. The second trial took place in September and October 2010 in a New Jersey state court and resulted in a defense verdict in favor of NPC. This verdict is currently on appeal. The third trial took place in November 2010 in the US District Court for the Middle District of North Carolina and resulted in a plaintiffs’ verdict. NPC filed post-trial motions and will, if necessary, file an appeal against this verdict. The fourth trial took place in May 2011 in the US District Court for the Eastern District of New York and resulted in a defense verdict in favor of NPC. This verdict is also currently on appeal.

Several trials are currently scheduled throughout 2011 and Q12012.

Average Wholesale Price litigation
 Claims have been brought against various pharmaceutical companies, including certain Sandoz entities and NPC, alleging that they fraudulently overstated the Average Wholesale Price (AWP) and “best price”, respectively, which are, or have been, used by the US federal and state governments in the calculation of Medicare reimbursements and Medicaid rebates.

In Texas, after an agreement in principle had been reached in Q12011, the agreement to settle the claims of the State and of the federal government against several Sandoz entities was executed in Q22011. The approval of the settlement by the US Department of Justice (DoJ) is still pending. The Sandoz entities have the right to cancel the agreement if the DoJ should not approve it. As a result, the provision of USD 38 million, which had been recorded in the first quarter of 2010 for a settlement in principle covering only all of the State’s claims, had been increased at the end of the first quarter of 2011 by USD 28 million to USD 66 million and this provision remains unchanged as per the end of Q22011.

In June 2011, Sandoz Inc. (Sandoz) reached an agreement in principle to settle with the relator, Ven-A-Care of the Florida Keys, the pending AWP action brought on behalf of the US Government as well as the AWP cases brought by the States of California and Florida. The settlement is contingent on the final approvals by the DoJ and the respective State Attorneys General (from the State of Florida and California), and remains subject to the execution of a mutually acceptable written agreement. As a result, a provision was recorded at the end of the second quarter of 2011.

A bench trial against Sandoz in Mississippi state court ended on April 15, 2011. A decision is expected in due course.

Supplementary information

Non-IFRS disclosures
 Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment and investment in strategic opportunities. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No dividends, tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

Key supplementary information is produced below, however, additional information regarding detailed reconciliations from IFRS to core results and sales by products and regions is available at www.novartis.com/investors.

Condensed consolidated changes in net debt/liquidity  (unaudited)

Second quarter

	Q2 2011 USD m	Q2 2010 USD m

Change in cash and cash equivalents	-2 943	492

Change in marketable securities, financial debt and financial derivatives	3 391	1 894

Change in net debt/liquidity	448	2 386

Net debt/liquidity at April 1	-22 349	1 969

Net debt/liquidity at June 30	-21 901	4 355

First half

	H1 2011 USD m	H1 2010 USD m

Change in cash and cash equivalents	-1 088	2 664

Change in marketable securities, financial debt and financial derivatives	-5 960	-1 770

Change in net debt/liquidity	-7 048	894

Net debt/liquidity at January 1	-14 853	3 461

Net debt/liquidity at June 30	-21 901	4 355

Free cash flow  (unaudited)

Second quarter

	Q2 2011 USD m	Q2 2010 USD m	Change USD m

Cash flows from operating activities	3 446	2 956	490

Purchase of property, plant & equipment	-453	-355	-98

Purchase of intangible, financial and other non-current assets	-171	-293	122

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	475	60	415

Free cash flow before dividends	3 297	2 368	929

Dividends	-16	-18	2

Free cash flow	3 281	2 350	931

First half

	H1 2011 USD m	H1 2010 USD m	Change USD m

Cash flows from operating activities	5 353	6 263	-910

Purchase of property, plant & equipment	-872	-659	-213

Purchase of intangible, financial and other non-current assets	-258	-437	179

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	696	104	592

Free cash flow before dividends	4 919	5 271	-352

Dividends	-5 368	-4 486	-882

Free cash flow	-449	785	-1 234

Share information  (unaudited)

	June 30, 2011	June 30, 2010

Number of shares outstanding (million)	2 426.5	2 287.5

Registered share price (CHF)	51.50	52.60

ADS price (USD)	61.11	48.32

Market capitalization (USD billion)	150.1	111.1

Market capitalization (CHF billion)	125.0	120.3

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate to be, over a USD 25 million threshold that management deems exceptional. Novartis believes investor understanding of the Group’s performance is enhanced by disclosing these supplemental performance measures.

Novartis uses these core measures as important factors in assessing the Group’s performance in conjunction with other performance metrics. The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, they have limits in usefulness to investors. Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

CORE RESULTS - Restated
Reconciliation from IFRS results to core results – Group – Second quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	Q2 2011 USD m	Q2 2010 USD m	Q2 2011 USD m	Q2 2010 USD m	Q2 2011 USD m	Q2 2010 USD m	Q2 2011 USD m	Q2 2010 USD m	Q2 2011 USD m	Q2 2010 USD m	Q2 2011 USD m	Q2 2010 USD m	Q2 2011 USD m	Q2 2010 USD m

Operating income	2 791	2 260	371	108	283	289	-214	-42	225	221	-134	125	3 322	2 961

Amortization of intangible assets	97	116	474	7	99	70	59	64	14	17	1		744	274

Impairments

Intangible assets	107	8				-1			2				109	7

Property, plant & equipment	14		5		1	-2							20	-2

Financial assets	10	5					62	71			3	1	75	77

Total impairment charges	131	13	5		1	-3	62	71	2		3	1	204	82

Acquisition-related divestment gains, restructuring and integration charges (including acquisition- related accounting impact of inventory adjustments), net			80				3				4		87

Exceptional items

Exceptional gains from divesting brands, subsidiaries and financial investments	-338	-33	-1										-339	-33

Other restructuring expenses	18	26	22				1		-2				39	26

Legal provisions, litigations and exceptional settlements		178	-4		150	8		45					146	231

Swiss pension curtailment gain												-265		-265

Other exceptional items											32		32

Total exceptional items	-320	171	17		150	8	1	45	-2		32	-265	-122	-41

Total adjustments	-92	300	576	7	250	75	125	180	14	17	40	-264	913	315

Core operating income	2 699	2 560	947	115	533	364	-89	138	239	238	-94	-139	4 235	3 276

as % of net sales	32.4%	33.6%	36.1%	22.3%	21.6%	18.4%	-29.8%	24.5%	20.1%	22.6%			28.4%	28.0%

Income from associated companies	-1	-6			3	2	3				125	162	130	158

Recurring amortization, exceptional impairments and restructuring expenses related to income from associated companies, net of tax													40	141

Financial income													-16	14

Interest expenses													-190	-175

Taxes (adjusted for above items)													-635	-643

Core net income													3 564	2 771

Core net income attributable to shareholders													3 542	2 751

Core EPS (USD)													1.48	1.20

CORE RESULTS - Restated
Reconciliation from IFRS results to core results – Group – First half  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	H1 2011 USD m	H1 2010 USD m	H1 2011 USD m	H1 2010 USD m	H1 2011 USD m	H1 2010 USD m	H1 2011 USD m	H1 2010 USD m	H1 2011 USD m	H1 2010 USD m	H1 2011 USD m	H1 2010 USD m	H1 2011 USD m	H1 2010 USD m

Operating income	5 252	4 505	895	255	695	599	-315	797	490	378	-287	-62	6 730	6 472

Amortization of intangible assets	219	211	967	15	193	150	115	144	29	33	2		1 525	553

Impairments

Intangible assets	107	63				6			2				109	69

Property, plant & equipment	14	-4	5		1	-1	1						21	-5

Financial assets	14	6					81	75			3	2	98	83

Total impairment charges	135	65	5		1	5	82	75	2		3	2	228	147

Acquisition-related divestment gains, restructuring and integration charges (including acquisition- related accounting impact of inventory adjustments), net	-81		71			4	3				15		8	4

Exceptional items

Exceptional gains from divesting brands, subsidiaries and financial investments	-338	-33							-44				-382	-33

Other restructuring expenses	54	26	36				2		2				94	26

Legal provisions, litigations and exceptional settlements		136	-187		178	56		45					-9	237

Swiss pension curtailment gain												-265		-265

Other exceptional items											53		53

Total exceptional items	-284	129	-151		178	56	2	45	-42		53	-265	-244	-35

Total adjustments	-11	405	892	15	372	215	202	264	-11	33	73	-263	1 517	669

Core operating income	5 241	4 910	1 787	270	1 067	814	-113	1 061	479	411	-214	-325	8 247	7 141

as % of net sales	32.7%	33.1%	35.4%	26.4%	22.1%	20.5%	-16.9%	55.1%	20.3%	19.7%			28.5%	29.9%

Income from associated companies	-1	-12			4	2	3				241	271	247	261

Recurring amortization, exceptional impairments and restructuring expenses related to income from associated companies, net of tax													119	326

Financial income													6	63

Interest expenses													-379	-308

Taxes (adjusted for above items)													-1 300	-1 403

Core net income													6 940	6 080

Core net income attributable to shareholders													6 782	6 045

Core EPS (USD)													2.88	2.65

ALCON – Pro forma

Pro forma consolidated income statement data is provided for Alcon for the purpose of setting a base for comparison with the 2011 consolidated income statements of the Novartis Group. The pro forma consolidated income statement data for 2010 down to operating income, amends the restated data to reflect the acquisition of Alcon, Inc. as if it had occurred on January 1, 2010, and as a result includes the full 2010 consolidated income statement data for Alcon, Inc. from January 1, 2010 and also adjusts for the impact of divestments required by regulators to approve the Alcon acquisition as well as for exceptional costs related to the acquisition of majority ownership of Alcon.

Pro forma IFRS results  (unaudited)

Second quarter and first half

	Q2 2011 USD m	Q2 2010 USD m	H1 2011 USD m	H1 2010 USD m

Net sales to third parties	2 625	2 346	5 032	4 520

Sales to other segments	3	3	6	6

Net sales of segments	2 628	2 349	5 038	4 526

Other revenues	14	9	21	18

Cost of Goods Sold	-1 173	-1 072	-2 316	-2 090

Gross profit	1 469	1 286	2 743	2 454

Marketing & Sales	-661	-589	-1 270	-1 131

Research & Development	-214	-206	-424	-398

General & Administration	-135	-124	-261	-249

Other income	14	1	245	2

Other expense	-102	-1	-149	-5

Operating income	371	367	884	673

as % of net sales	14.1%	15.6%	17.6%	14.9%

Reconciliation from pro forma IFRS results to pro forma core results  (unaudited)

Second quarter and first half

	Q2 2011	Q2 2010	H1 2011	H1 2010
	USD m	USD m	USD m	USD m

Core gross profit	1 951	1 764	3 730	3 392

Core operating income	947	849	1 785	1 618

The following is included in Core Gross Profit

Cost of Goods Sold	-691	-594	-1 329	-1 152

The following are core functional costs included in Core Operating Income

Research & Development	-213	-205	-422	-396

General & Administration	-132	-121	-255	-244

Other income			16	2

Other expense	-11	-1	-14	-5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 19, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting